FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: ______April_______________

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
(Registrant)

By:	/s/ A. David Long

A. David Long, Corporate Secretary

Dated: April 12, 2007

Annual Report 2006

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Years ended December 31, 2006 and 2005

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the year ended December 31, 2006 compared with the same period in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. In addition, the Company files an annual report on Form 40-F with the United States Securities and Exchange Commission, which include the Company’s annual consolidated financial statements and a supplementary note reconciling the material differences between Canadian GAAP and United States GAAP, and their effect on the Company’s financial information. This MD&A is dated as of March 30, 2007. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company terminated all mining activities at its Con and Giant mines in Yellowknife, Northwest Territories. Since then, the Company’s business has been focused on the exploration and development of the Hope Bay gold mineral project in Nunavut (the “Hope Bay Project”). The Hope Bay Project is 100% owned by the Company and extends over 1,000 square kilometers. The Company believes the project encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North deposit which the Company expects to become the first new gold mine in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay Project.

•

Phase 1: Short-term: Develop a small scale, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. A feasibility study on the Doris North deposit prepared in early 2003 concluded a two year mine at Doris North which could produce approximately 155,000 ounces of gold per year (the “Doris North Project”) was feasible.

•

Phase 2: Medium-term: Extend and expand production levels to a targeted production level of either approximately 300,000 ounces per year or 600,000 ounces per year. The potential mining alternatives which are under consideration in technical and economic studies are: a) an

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

underground operation with a targeted production of approximately 6,000 tonnes per day and focused on developing the higher grade, more accessible upper portions of the Boston, Doris Central and Madrid deposits, and b) a larger scale (“Large Pit Concept”) operation with a targeted production of approximately 16,000 tonnes per day, based upon open pit mining at Madrid and underground mining at the Boston and Doris deposits.

•

Phase 3: Longer-term: Continue exploration efforts at Hope Bay with the objective of discovering new deposits and expanding the current known resources in order to provide additional resources to extend mine production.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

2006 HIGHLIGHTS

•

On March 6, 2006, the Nunavut Impact Review Board (“NIRB”) issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. On July 28, 2006 the Minister accepted the recommendation. On September 20, 2006, NIRB finalized the terms and conditions of the Doris North Project and issued a project certificate.

•

On April 20, 2006, the Company released an update to the resources at the Hope Bay Project. The update increased the total by 2.6 million ounces of gold or 40% over the prior year’s calculation, assuming the Large Pit Concept discussed above.

•

On June 26, 2006, the Company entered into two concurrent equity underwriting agreements, one relating to a public offering of 19,200,000 common shares at $4.17 per share and the other to a private placement of 2,989,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed both offerings and received aggregate gross proceeds of $95.1 million. As part of the public offering, the Company granted the underwriters an over-allotment option. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million.

•

A total of approximately 66,000 meters of exploration drilling was completed during the year ended December 31, 2006 focused largely in the Madrid deposit area. The significant results included: significant incepts at Suluk of wide gold mineralization; gold mineralization encountered

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

in key gaps between the Suluk and Rand deposits; extension of mineralization on the Naartok East and Rand deposits; and a new type of mineralization was discovered approximately 400 meters north of the main Boston deposit.

•

On August 24, 2006, the Company reported that the initial results of engineering studies supported potential mining options of either 6,000 tonnes per day or 16,000 tonnes per day for the next phase of Hope Bay development and these options would be the focus of further studies.

•

On September 6, 2006, the Company and the Kitikmeot Inuit Association (“KIA”) signed the Inuit Impact and Benefits Agreement (“IIBA”). The IIBA establishes the terms which will apply to Doris North with respect to benefits to the Inuit people of the area.

•	On November 30, 2006, the Company completed an equity private placement of 2,040,820 flow-through common shares at $7.35 for total gross proceeds of $15.0 million.

•	The Company’s net loss for the year ended December 31, 2006 was $2.0 million or $0.01 per share.

OPERATIONS OVERVIEW

Selected Financial Data

The following tables summarize total revenue, loss and loss per share over the last three fiscal years and the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2006	2005	2004
Revenue/other income	$9,087	$2,031	$12,265
Earnings/(loss)	$(1,971)	$(10,991)	$(32,459)
Per share	$(0.01)	$(0.07)	$(0.21)

	2006 Q4	2006 Q3	2006 Q2	2006 Q1
Revenue/other income	$3,988	$1,762	$1,109	$2,228
Earnings/(loss)	$(3,151)	$357	$1,906	$(1,083)
Per share	$(0.01)	$—	$0.01	$(0.01)

	2005 Q4	2005 Q3	2005 Q2	2005 Q1
Revenue/other income	$247	$171	$614	$999
Earnings/(loss)	$(8,348)	$(1,025)	$(481)	$(1,137)
Per share	$(0.05)	$(0.01)	$—	$(0.01)

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings

For the year ended December 31, 2006, the Company had a net loss of $2.0 million or $0.01 per share compared to a net loss of $11.0 million or $0.07 per share in 2005. The losses reported in 2006 and 2005 include adjustments of $3.4 million and $8.1 million respectively to increase the asset retirement obligation for the Con Mine (see section headed “Critical Accounting Policies and Estimates” for additional discussion). Interest and other income totaled $9.1 million in 2006 compared to $2.0 million in 2005. Interest income was higher in 2006 by $3.7 million due largely to higher cash balances following the equity financings completed in 2006 as well as higher realized interest rates. At December 31, 2006 cash and short-term investments totaled $149.8 million which was $81.0 million higher than the balance at December 31, 2005. Other income in 2006 includes the net proceeds from the sale of assets including a final cash payment of $2.0 million relating to the assignment of the Back River option agreement to Dundee Precious Metals Inc. and a gain of $2.0 million on the sale of shares in Sherwood Copper Corporation and American Gold Capital Corporation. Also included in the 2006 results is the effect of the future tax rate changes which were approved in June 2006 by the Canadian federal government. These changes reduced the Company’s estimated income tax rate from 34.1% to 31.0% for future income taxes and reduced the future tax liability by $2.5 million. This reduction has been recognized as a future tax recovery in the statement of operations.

Operating Costs

During the year ended December 31, 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $5.5 million compared to $3.7 million in 2005. The increase in 2006 is comprised of higher consulting and legal services for regulatory compliance ($0.6 million), higher investor relations related costs due to increased activity ($0.4 million), higher salaries and other administrative costs due to increased salaries and additional staff ($0.6 million) and higher interest and penalties ($0.2 million) for potential expenses which may result from environmental incidents at Hope Bay and Con Mine. Stock-based compensation was $1.3 million in 2006 compared to $1.0 million in the same period of 2005. The weighted average fair value of options granted and vested in 2006 was $1.54 per share option compared to $1.38 in 2005. Stock options which were granted in 2006, but are not exercisable subject to shareholder approval have not been included in the fair value calculations for 2006. For more detailed discussion on the stock-based compensation expense, see the discussion below under the heading “Critical Accounting Policies and Estimates”. Depreciation, depletion and accretion expense in 2006 was $1.4 million compared to $1.1 million in 2005. In 2006, severance and closure costs were $1.8 million compared to $0.3 million for 2005. Of the severance and closure costs in 2006, $0.8 million was paid in cash in the year and the remainder includes an accrued amount for the future severance payments, an estimated loss on pension windup for the former employees at the

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Yellowknife mines and a mark-to-market adjustment on the fair value of certain options granted to a former employee to purchase certain common shares owned by the Company.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company has established policies and procedures with respect to continuous disclosure and public reporting requirements to its shareholders and the investment community. Issues arising from this policy are dealt with by the disclosure committee which consists of the Chief Executive Officer, the Chief Financial Officer, the Vice President Legal and the Manager of Investor Relations.

The mandate of the disclosure committee is to (i) ensure that requisite disclosure is made by the Company; (ii) ensure that all public disclosure made by the Company to its shareholders or the investment community, written, oral or electronic, is accurate and complete and is made on a timely basis as required by applicable laws, regulations and stock-exchange requirements; and, (iii) monitor the effectiveness and integrity of the Company’s disclosure policies and procedures.

The certifying officers evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and concluded that such controls and procedures are adequate and effective to ensure that information required to be disclosed by the Company in reports that it files or submits pursuant to the United States Securities Exchange Act of 1934, as amended (“Exchange Act”) and pursuant to Canadian securities laws is (a) recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission rules and forms and by applicable Canadian securities laws; and (b) accumulated and communicated to the management of the Company, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure as specified in Canadian and U.S. securities laws.

Management’s Report on Internal Controls

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s ICFR reporting as at December 31, 2006. In making its assessment, management used the Committee of Sponsoring Organizations of the

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company’s ICFR.

The Company determined that changes to the Company’s internal control over financial reporting were required related to the process of recording stock-based compensation expenses and the calculation of the number of common shares reserved for the exercise of stock options. The changes in the Company’s ICFR are described in “Changes in Internal Control Over Financial Reporting” below. With the changes implemented and except as disclosed in “Changes in Internal Control Over Financial Reporting” below, no material weaknesses in the Company’s ICFR were identified by management.

In August 2006, the SEC announced a one year postponement for the auditor attestation on ICFR for small companies (under US $700M market capitalization as at June 30, 2006). As a result, the Company elected not to have an external audit of its ICFR, however, all necessary work to allow an external audit to occur was completed by the Company had it proceeded with the auditor attestation.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2006, the Company implemented changes to ICFR related to the process of recording stock-based compensation expenses and the calculation of the number of common shares reserved for the exercise of stock options.

In the first quarter of 2006, the Company issued 2.9 million stock options and recorded a non-cash stock option expense of $2.5 million to the consolidated statement of operations and deficit as well as capitalizing $1.2 million as deferred exploration expenditures. The maximum number of common shares permitted to be issued pursuant to the Company’s stock option plan had been reached at this time and approximately 1.1 million of the stock options granted during the first quarter of 2006 may not be exercised unless shareholder approval to the granting of such options is obtained. As a result, stock-based compensation expense associated with the 1.1 million stock options should not have been recorded and in October 2006 the Company filed an amendment and restatement to its unaudited financial results for the first and second quarters of 2006 to reflect that change.

No other changes occurred in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

General Statement on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources, future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Costs

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $204.9 million for Hope Bay at December 31, 2006.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Retirement Obligations

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and are recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, asset retirement costs are capitalized as part of each asset’s carrying value at its initial discounted value and are amortized over the asset’s useful life. In the event the actual costs of reclamation exceed the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components (1) processing of historic mill roaster tailings (arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit); and, (2) site closure and monitoring activities, including building removal, capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring.

In the fourth quarter of 2006, the Company recorded an adjustment to increase the liability for asset retirement obligation by $3.4 million. This adjustment results from: an increase to the expected cost of post-closure water treatment; a longer period of site monitoring; the addition of a contingency measure to treat additional water from the mine underground, if water reaches the surface, which treatment is estimated to occur from 2015 through 2030; and an increase in the cost of reclaiming and processing historic mill roaster tailings in 2007 as a result of cost increases for operating labour and supplies and other related costs.

Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation has been estimated on an undiscounted basis before inflation to be $22.1 million, to be expended from 2007 to 2050. For purposes of determining the fair value of the obligation, a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium have been applied. As required by regulatory policies and Canadian GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $10.9 million on deposit in Con Mine reclamation security trusts. The Company has committed the proceeds from any asset sales at the Con Mine to the reclamation security trusts and the funds in the trusts will be applied to offset in part the reclamation costs as they are incurred.

Key assumptions in estimating the asset retirement obligation for the Con Mine include the assumptions that: a) the processing of residual historic mill roaster tailings (calcines and arsenic bearing sludges) through the autoclave will be completed in 2007; b) final wash down of the blend plant storage pits will be

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

completed in 2007; c) the final mine closure and reclamation should receive regulatory approval in 2007 allowing other site closure reclamation activities to commence in 2007 and essentially be completed over a three year period, including the removal of remaining buildings, capping of remaining mine openings, capping of the tailings containment areas and remediation of the site to the standard acceptable for industrial-use property; and, d) an allowance for ongoing water treatment for a period of approximately 25 years and an allowance for post closure environmental performance monitoring for a period of approximately 50 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pads and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates, of such reclamation activities is $1.3 million.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in 2006 were: a risk-free interest rate of 3.9%, a dividend yield of 0%, an expected volatility of 60% and expected term of stock options of 5 years. The weighted average fair value of options granted and vested in 2006 was $1.54 per share option. Stock options which were granted in 2006, but are not exercisable subject to shareholder approval of an increase of the Company’s stock option plan, have not been recorded as an expense in the year ended December 31, 2006. The stock-based compensation expense will be recorded when, and if, the shareholders approve an increase to the stock option plan based on the estimated fair value of the options at the approval date. If the market price for the shares is higher on the approval date than the average strike price of $3.08 per share, the estimated fair value of these options will be higher than if the estimated fair value had been calculated based on the actual grant date. On the grant date, the strike price of the options held for approval was set based on the previous day’s closing market price for the shares.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The Company’s focus continues to be on the Hope Bay Project. The Company is committed to a strategy of advancing the Hope Bay Project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North Project, with the goal of generating cash flow to pay for mining infrastructure and to partially fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at the Boston deposit which is approximately 50 kilometers south of the Doris North deposit area. The Company’s exploration strategy

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

will focus on expanding the size and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained production profile. The Company will continue to conduct grassroots exploration alone and, in certain circumstances, in cooperation with strategic partners on selected portions of the Hope Bay mineral claims. To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

In 2006, the total deferred costs related to the Hope Bay Project were $34.8 million (see note 5 of the annual consolidated financial statements), comprised largely of approximately 66,000 meters of drilling. The bulk of the drilling was directed toward the ongoing resource expansion program which will generate information for the technical and economic studies (“TES”) to support the next phase of development of Hope Bay, engineering and consulting costs for the TES and other studies and permitting and regulatory activities to continue to advance the Doris North Project and to commence base-line studies to support Phase 2 technical studies.

The Hope Bay exploration camp was re-opened in late February and the season’s drilling activity commenced on March 11, 2006. Drilling activities were focused largely at the Naartok deposit which is in the Madrid deposit area and accounted for a total of 45,868 meters. Drilling totaling 20,106 meters was conducted at Boston, Doris, other deposits within Madrid and regional areas of interest (8,306, 3,114, 5,992 and 2,694 meters respectively).

The exploration activities in 2006 were successful in identifying and extending the mineralization on the deposits. Some of the significant results are as follows.

•	Suluk – Hole 06PMD416 identified a shallow intercept of 13.4 g/t over 29.8 meters, hole 06PMD427 intercepted 3.2 g/t over 164 meters and 06PMD428 intercepted 9.1 g/t over 38.3 meters.

•

Naartok East – Hole 06PMD448 was drilled targeting the Naartok East deposit approximately 100m from 2005 drill hole 05PMD328 which returned 11.6 g/t Au over 66.5m and approximately 65m from hole 05PMD274 which encountered 9.8 g/t over 64.2m. Hole 06PMD448 encountered 9.31 g/t Au over 93.5m including one narrow (0.3m) high grade sample which was reduced from 918 g/t (26 ounces per ton) to 200 g/t for composite averaging. The true width of hole 06PMD448 is estimated to be approximately 75% of core length. Additional drilling at Naartok East continued to expand the resource including hole 06PMD470 which encountered 34.9g/t over

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

9.7m. Also, in association with drilling between Naartok East and Rand, infill holes better defined the near surface portion of Naartok East including hole 06PMD497 which encountered 3.4 g/t over 81 meters including a higher grade interval of 7.4 g/t over 12 meters.

•

Naartok East/Rand Gap – Drilling was successful in demonstrating reasonably continuous mineralization along what appears to be an extension of the “Z” lens which makes up the bulk of the mineralization at Naartok West. Hole 06PMD488 intercepted 2.6 g/t over 63 m and hole 06PMD486 intercepted 2.4 g/t over 36.2 meters.

•

Madrid Exploration – Drilling at Madrid extended the Naartok East deposit beyond historical boundaries. Hole 06PMD454 was drilled 120 meters north of the 2005 Naartok East resource limits and intercepted 14.32 g/t over 12m.

•

A new type of mineralization was discovered approximately 400 meters north of the main Boston deposit. This zone is considered to be the folded extension of the main Boston B2 resource and is generally wider and lower grade than the main deposit. Some of the significant results were hole 06SBD345 which intercepted 3.4 g/t over 49.2 meters, hole 06SBD331 which intercepted 2.4 g/t over 69.6 meters and hole 06SBD349 which was near surface and returned 6.2 g/t over 16.5 meters.

•

A sampling program on previous drilling that was incompletely sampled, including holes drilled from underground in 2000, resulted in the identification of significant mineralization near the main B2 zone including 54.2 g/t over 2 meters in hole 2000BUG361 and 118.5 g/t over 1 meter in hole 2000BUG362.

•	Sufficient regional drilling was completed to meet required assessment obligations with only anomalous results.

•	For more discussion on the results of the 2006 program, see the Company’s press release issued on February 8, 2007.

On April 20, 2006, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2005 on the Hope Bay Project. The revised resource calculation increased the total resources by 2.6 million ounces, or 40%. Given the potential for a large open pit operation at the Madrid deposit area, the Company was able to reduce the cutoff grade applied to those resources, which in part led to the reported increase. However, using the same cutoff grades as in 2004, approximately one million ounces were added to the total resources. On June 22, 2006, the Company

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

released the results of an audit of the December 31, 2005 estimates for the Madrid deposit area resource zones, namely Naartok West, Naartok East and Rand.

The tables below summarize the reported resources at the Hope Bay Project as at December 31, 2005 as set forth in the independent technical report completed by Watts, Griffith and McOuat Limited (“WGM”).

HOPE BAY INDICATED MINERAL RESOURCES AT DECEMBER 31, 2005

	Indicated		Cutoff g Au/t	Contained Ounces Au(2)

Area/Deposit/Zone	Tonnes	g Au/t

Madrid Deposit Area
Naartok East(1)	6,825,000	4.2	2	915,000
Naartok West(1)	5,023,000	4.3	2	699,000
Rand(1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000
Doris Deposit
Doris Hinge(3)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated(4)	17,834,000	6.0		3,433,000

(1)	Audited by WGM.

(2)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge referred to below.

(4)	Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES AT DECEMBER 31, 2005

	Inferred		Cutoff g Au/t	Contained Ounces Au(2)

Area/Deposit/Zone	Tonnes	g Au/t

Madrid Deposit Area
Naartok East(1)	7,157,000	3.7	2	847,000
Naartok West(1)	3,755,000	4.0	2	482,000
Rand(1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Inferred		Cutoff g Au/t	Contained Ounces Au(2)

Area/Deposit/Zone	Tonnes	g Au/t

Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred(3)(4)	34,197,000	4.9		5,421,000

(1)	Audited by WGM.

(2)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See discussion in the section on Forward Looking Statements for a description of differences between Canadian and U.S. estimate of mineral resources.

(3)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(4)	Numbers may not add up exactly due to rounding.

The Company reports a Probable Mineral Reserve of 458,200 tonnes grading 22 grams Au/t for the Doris Hinge zone which is included in the Indicated Mineral Resource. The Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. on the Doris North Project in 2002. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in the table above entitled “Hope Bay Indicated Mineral Resource”, to which dilution of 39% and a mining recovery factor of 95% have been applied.

During 2006, the Company continued to advance studies, including alternative mining concepts, which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The results of the first pass of engineering studies in 2006 identified mining options of either 6,000 tonnes per day or 16,000 tonnes per day to be the focus of ongoing technical studies. These technical and economic studies are targeted to be completed in the second quarter of 2007. The results of these studies will define the direction for Phase 2 development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the second half of 2007 and expects that the process will take 12-18 months to complete. Upon establishing the parameters for Phase 2, the Company will also embark on the project approval process in 2007 by filing a preliminary project description with NIRB and initiating the process to study the environmental impacts of the proposed project.

The Company continues to work towards obtaining permits and licenses for the Doris North Project. On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. On July 28, 2006, the Minister of Indian and Northern Affairs Canada accepted the NIRB recommendation. On September 20, 2006 NIRB finalized the terms and conditions of the Doris North Project and issued a project certificate. The Company has been working to obtain the permits and licenses which are required to begin mine construction. In September, the Company filed materials to support its application for amendment of Schedule II of the Metal Mining Effluent Regulations to include Tail Lake as a designated tailings impoundment area. Also in October, the Company prepared its submission to the Nunavut Water Board in preparation for public hearings expected in the first half of 2007. The Company continues to expect that the permitting process

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

will proceed in a manner which will allow the Company to ship construction materials to the site in 2007. Depending on the outcome and timing of the permitting process, the Company could ship the necessary construction materials to the site in the summer of 2007, complete mine site preparation and construction during 2007 and 2008 and commence production in the second half of 2008. In January 2007, the Company engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003. The update is expected to be completed in the second quarter of 2007.

CAPITAL PROGRAMS

During 2006, the Company incurred capital expenditures of $34.8 million for exploration and project activities at Hope Bay and $1.4 million for property, plant and equipment compared to expenditures in 2005 of $19.2 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment.

FINANCING AND LIQUIDITY

At December 31, 2006, the Company had consolidated working capital of $143.7 million compared to $64.3 million at the end of 2005. At December 31, 2006, the Company had $149.8 million of cash and cash equivalents and short term investments compared to $68.7 million of cash and cash equivalents and short term investments at December 31, 2005. At December 31, 2006, the Company also had $15.3 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

At December 31, 2006, the Company had a short-term investment of $4.0 million in a highly-rated financial instrument with a maturity term of 91 days. The Company does not expect any material impact on its liquidity as a result of this investment.

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements, one relating to a public offering of 19,200,000 common shares at $4.17 per share and the other to a private placement of 2,989,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed both financings for aggregate gross proceeds of $95.6 million. As part of the public offering, the Company granted the underwriters an over-allotment option exercisable for a period of 30 days following the closing. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. The underwriters received a total cash commission of $5.0 million in payment for their services. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15.5 million by December 31, 2007. The Company proposes to use the proceeds from these financings to, in large part, continue exploration and development of the Hope Bay Project, including in-fill drilling programs on the current known

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

resources, exploration drilling programs with the objective of identifying new resources, geotechnical studies and drilling to define infrastructure-related parameters, and feasibility and environmental studies for the next phase of development.

On November 30, 2006, the Company completed an equity private placement of 2,040,820 flow-through shares at $7.35 per share for total gross proceeds of $15.0 million. The underwriter received a cash commission of 4% of the gross proceeds in payment for its services. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling $15.0 million by December 31, 2007.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2007 and to complete initial construction planned in 2007 for Phase 1 mine development. The future exploration and development of the Hope Bay Project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and the maximum amount of project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

LIABILITIES AND CONTINGENCIES

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at December 31, 2006, in accordance with accounting guidelines described above, to be an aggregate of $23.4 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay Project in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has reclamation security trusts totaling $10.9 million and cash collateral deposits totaling $4.4 million for Hope Bay and other properties.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydroelectric facility into a reclamation security trust, in accordance with an agreement with the Department of Indian and Northern Development. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The proceeds from any subsequent sale of Con Mine assets will also be deposited into this second reclamation security trust. The cost of reclamation was estimated by Golder and Associates and the Company on the basis of a final closure and reclamation plan which was submitted to the McKenzie Valley Water Board in January 2007. Based on comments received from the regulatory review process,

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

the Company has estimated the impact of the required changes to the plan and recorded an appropriate increase to the liability at December 31, 2006. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of the renunciation was based upon an independent valuation prepared for the Corporation relating to the Con Mine assets. In 2000, the Canada Revenue Agency (the “CRA”) issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Corporation. However, as part of the original transaction, the Corporation agreed to compensate the investor for any shortfall in the renunciation made by the Corporation to a maximum of $2.7 million plus accrued interest. Subsequent to December 31, 2006, the Corporation and the CRA reached a settlement regarding the reassessment which preserves the amount of the renunciation originally made to the investor. Accordingly, the Corporation no longer has a contingent liability with respect to possible payments to the investor.

In September 2006, the Company signed the IIBA with the KIA which establishes the terms which will apply to Doris North mine operations with respect to benefits to the Inuit people of the Kitikmeot region. Included in the agreement are specific payments totaling $1.4 million which would be made to the KIA subject to the successful completion of certain project milestones such as a positive production decision made by the Company and receipt of its water license. Also in September 2006, the Company completed a water compensation agreement with the KIA for the use of the proposed lake for tailings disposal. The agreement establishes total compensation of $0.9 million to be paid by the Company over a three year period following a positive production decision made by the Company.

Contractual Obligations

The following table summarizes the contractual obligations as at December 31, 2006 of the Company for each of the five years commencing with 2007 and thereafter, in thousands of dollars.

	2007	2008	2009	2010	2011	Thereafter

Oxygen plant	$600	$—	$—	$—	$—	$—
Office lease costs	$336	$336	$344	$260	$260	$245
Exploration equipment	$611	$95	—	—	—	—
Site reclamation(1)	$8,473	$4,098	$2,715	$1,328	$369	$5,096

(1)

The Company is obligated to fund closure and reclamation costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to December 31, 2006, the Company entered into a purchase commitment of approximately $5.7 million to acquire a 118-person camp facility from a manufacturer. Under the terms of the agreement, the Company will pay the construction costs for the camp facility prior to its shipment to the Hope Bay site, which is expected to be in July 2007. The Company has the right to transfer its obligations under the purchase agreement to a third party.

For additional information related to the Company’s obligations and commitments see note 15 to the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay Project. The Company controls 100% of the Hope Bay Project, which has indicated resources totaling 3.4 million ounces of gold at a grade of 6.0 grams per tonne and an additional 5.4 million ounces of gold at a grade of 4.9 grams per tonne in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North Project, including advancement of the permitting process. The Company believes that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. The Company has engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003 and the update is expected to be completed in the second quarter of 2007. There can be no assurance that the permitting process will be completed as planned or that the Company will develop the Doris North Project as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been completed that were designed to facilitate delivery of studies which include alternative mining concepts. These alternative concepts will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The two options under consideration are: a) an underground operation with a targeted production of approximately 300,000 ounces of gold annually, and b) the Large Pit Concept at Madrid based upon satellite underground deposits at Boston and Doris which has targeted production of approximately 600,000 ounces of gold annually. These technical and economic studies are targeted to be completed in the second quarter of 2007. The results of these studies will define the direction for Phase 2

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the second half of 2007 and expects that the process will take 12-18 months to complete. Upon establishing the parameters for Phase 2, the Company will also embark on the project approval process in 2007 by filing a preliminary project description with NIRB and initiating the process to study the environmental impacts of the proposed project.

The Company anticipates that final approval for the Con Mine closure and reclamation plan will be received in 2007 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to the Department of Indian and Northern Development in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

RISKS AND UNCERTAINTIES

The following risks and uncertainties, as well as risks not currently known to the Company, could materially affect the Company’s future performance:

•	The Company will require external financing and production revenue to conduct further exploration on and development of its mineral resource properties and to develop the Doris North deposit.

•	The Company has had no revenue from operations and no ongoing mining operations of any kind.

•	Changes in the market price of gold and other metals, which in the past has fluctuated widely, will significantly affect the potential of the Company’s properties.

•	The Company has no history of producing gold from the Hope Bay Project and there can be no assurance that it will successfully establish mining operations or profitably produce gold.

•	There can be no assurance that the Company’s exploration programs will result in the establishment of mineral reserves or the expansion of such reserves with new mineral reserves.

•	The Company has a history of losses and expects to incur losses for the foreseeable future.

•

The figures for the Company’s mineral reserves and mineral resources are estimates based on interpretation and assumptions and the Company’s mineral deposits may yield less mineral production under actual conditions than the Company’s estimates indicate.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

•

The Company requires various permits in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

•	The Company’s permits, licences and mineral rights to the Hope Bay Project may be subject to challenges by the Inuit based on the duty of the Canadian Federal Government to consult.

•	The Hope Bay properties are subject to the Nunavut Land Claims Agreement and ongoing operations are affected by working relationships with Inuit organizations.

•	The Company is subject to significant governmental regulations.

•	The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

•	Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business.

•

Changes in the factors underlying the Doris North feasibility study since its preparation may make the financial calculations no longer applicable; actual capital costs, operating costs, production and economic returns from the Doris North deposit may differ significantly from those the Company has anticipated; and there are no assurances that any future development activities will result in profitable mining operations.

•

Because the Hope Bay Project is located in Canada and will have production costs incurred in Canadian dollars, while gold is generally sold in United States dollars, the Hope Bay Project results could be materially adversely affected by appreciation of the Canadian dollar.

•	Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

•	Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

•

The Company may experience difficulty attracting and retaining qualified management and operations personnel to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

•

The Company has ongoing reclamation on the Con Mine and the Company may be required to contribute more funds towards the abandonment and reclamation of the Con Mine site which could have a material adverse effect on its financial position.

•

The Company does not currently have any ongoing reclamation on the Golden Eagle Mine but it is possible that there may be a future obligation to conduct reclamation on the Golden Eagle Mine site, which could have a material adverse effect on the Company’s financial position.

•	The Company or its subsidiaries are from time to time a party to litigation which could have a material effect on the Company.

OUTSTANDING SHARE DATA

As at March 30, 2007, there were 217,634,803 common shares outstanding. As at March 30, 2007, there were options and warrants outstanding to purchase an aggregate of 26,011,373 common shares. The options and warrants were granted to certain of the Company’s executive officers, directors and employees (7,511,373 stock options) and to Newmont as part of a private equity placement completed in 2005 (18,500,000 warrants).

RELATED PARTIES

The Company owns 7.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus which totaled $1.0 million during the year (2005 - $1.2 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

NEW ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments –Disclosure and Presentation, Section 3865, Hedges, and Section 1530, Comprehensive Income, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements. The Company is currently assessing the full impact of this new standard on its financial reporting. However, it is expected that the most significant impact will be to increase the carrying value of the remaining investment in Sherwood Copper Corporation and other investments to their fair value at the end of a reporting period.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. The Company currently does not have any hedging contracts and, therefore, does not expect any impact of the new standard to the financial statements.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. The Company is currently evaluating the full impact of the standards and will be required to present a new statement entitled “Comprehensive Income” in the first quarter of 2007.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

Section 1506 is applicable for the Company for the financial year beginning January 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay Project and the expected results of this work and strategies, plans, studies and permitting for the development of the Hope Bay Project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the securities legislation of certain provinces of Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their Securities and Exchange Commission filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

Additional Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40F can be obtained from the United States Securities and Exchange Commission website at www.sec.gov.

Consolidated Financial Statements
(Expressed in Canadian dollars)

MIRAMAR MINING CORPORATION

Years ended December 31, 2006 and 2005

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 2, 2007, except as to note 15(d)
   which is as of March 30, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$145,800	$48,723
Short term investments	3,957	20,000
Accounts receivables	1,781	1,135
Inventory (note 3)	5,243	4,782
Power credits (note 2(n))	389	389
Prepaid expenses	322	355

	157,492	75,384

Power credits (note 2(n))	780	1,168

Property, plant and equipment (note 4)	6,547	5,569

Mineral properties (note 5)	204,892	170,817

Cash collateral deposits (note 6)	15,263	14,980

Investment in Northern Orion Explorations Ltd. (note 7)	6,305	8,505

Other assets (note 8)	2,616	1,574

	$393,895	$277,997

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$4,976	$4,748
Current portion of site reclamation and closure costs (note 10)	8,473	5,947
Current portion of deferred gain (note 2(n))	389	389

	13,838	11,084

Deferred gain (note 2(n))	780	1,168

Provision for site reclamation and closure costs (note 10)	11,002	14,536

Future income tax liability (note 12)	25,981	22,801

	51,601	49,589
Shareholders’ equity:
Share capital (note 11)	551,480	433,990
Contributed surplus	5,213	6,846
Deficit	(214,399)	(212,428)

	342,294	228,408

	$393,895	$277,997

Nature of operations (note 1)
Commitments and contingencies (notes 11 and 15)
Subsequent event (note 15 (d) and (g))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Anthony P. Walsh”	Director	“David A. Fennell”	Director

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005

Expenses:
Depreciation, depletion and accretion	$1,379	$1,088
General and administration	1,726	1,520
Salaries	1,643	1,217
Stock-based compensation	1,277	985
Professional services	1,170	592
Investor relations	490	119
Interest and penalties	472	241
Foreign exchange	(11)	2
Severances and closure	1,832	264
Write-down of assets (note 7)	2,200	108
Write-down of asset retirement obligation capitalized (note 10)	3,356	8,085

	15,534	14,221

Loss before undernoted	(15,534)	(14,221)

Other income (expense):
Interest income	4,826	1,156
Other income (notes 5 and 8)	4,260	875
Equity loss	—	(227)

	9,086	1,804

Loss before income taxes	(6,448)	(12,417)

Income tax recovery (expense) (note 12):
Current	14	(34)
Future	4,463	1,460

	4,477	1,426

Loss for the year	(1,971)	(10,991)

Deficit, beginning of year	(212,428)	(201,437)

Deficit, end of year	$(214,399)	$(212,428)

Basic and diluted loss per share	$(0.01)	$(0.07)

Weighted average number of common shares outstanding	200,572,424	163,744,437

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005

Cash provided by (used in):

Operations:
Loss for the year	$(1,971)	$(10,991)
Items not involving cash:
Depreciation, depletion and accretion	1,379	1,088
Stock-based compensation	1,277	985
Write-down of assets	5,556	8,193
Gain on sale of assets	(4,048)	—
Future income taxes	(4,463)	(1,460)
Equity loss	—	227
Other	412	18
Changes in non-cash working capital:
Accounts receivable	(690)	1,205
Inventory	(461)	595
Prepaid expenses	33	(88)
Accounts payable and accrued liabilities	(345)	(3,165)
Payments made on site reclamation (note 10)	(5,559)	(8,138)

	(8,880)	(11,531)

Financing:
Issue of common shares for cash	118,423	58,289

	118,423	58,289

Investments:
Expenditures on plant, equipment and deferred exploration	(32,227)	(18,413)
Proceeds from (purchase of) short-term investments	16,043	(20,000)
Proceeds on sale of assets	4,041	10,769
Purchase of collateral deposits, net	(323)	(306)
Purchase of securities	—	(300)

	(12,466)	(28,250)

Increase in cash and cash equivalents	97,077	18,508

Cash and cash equivalents, beginning of year	48,723	30,215

Cash and cash equivalents, end of year	$145,800	$48,723

Supplementary information:
Income taxes paid	$—	$34
Interest received	4,461	994
Non-cash investing and financing activities:
Fair value of stock options allocated to shares issued on exercise	4,358	107
Stock-based compensation included in deferred exploration	1,449	944
Recognition of future income tax liabilities to mineral properties	2,351	—
Asset retirement obligations capitalized to property, plant and equipment	3,356	8,085
Common shares received on option agreement (note 5)	745	—

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

1.	Nature of operations:

Miramar Mining Corporation (the “Company”) was incorporated under the laws of the Province of British Columbia. In December, 2004, the Company made the decisions to terminate all mining activities at its Con Mine and Giant mine operations and to commence planned reclamation activities. Therefore, at December 31, 2006 and 2005, the Company’s principal business activity is the exploration and development of mineral property interests. The Company’s principal mineral property interest is the Hope Bay Project located in Nunavut, Canada.

The Company is in the process of exploring its mineral property interest and has not yet determined whether its mineral property interest contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property, and future profitable production or proceeds from the disposition of the mineral property interest.

2.	Significant accounting policies:

	(a)	Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

	(b)	Cash and cash equivalents:

Cash and cash equivalents include investments with terms to maturity of 90 days or less when purchased. Cash collateral deposits are carried at cost.

	(c)	Short-term investments:

Short-term investments with terms to maturity of greater than 90 days but not more than one year are recorded at the lower of cost and market determined on an aggregate portfolio basis.

	(d)	Revenue recognition and inventory:

Revenue from sale of the Company’s product is recorded when pervasive evidence of an arrangement exists, title and risk passes to the buyer and the sales price is fixed and determinable. Gold and silver inventory are valued at the lower of net realizable value and cost. Materials and supplies inventory are valued at average cost less appropriate allowances for obsolescence.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(e)	Property, plant and equipment and mineral properties:

Property, plant and equipment, which includes mine plant and equipment and mineral properties, is recorded at the lower of cost and estimated net recoverable amount. Buildings and equipment are depreciated on a straight-line basis over their estimated useful lives. Office furniture and computer equipment are depreciated using the declining balance method at 20% and 30%, respectively. Leasehold improvements are amortized straight-line over their estimated useful life.

The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. Capitalized costs are amortized over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned.

	(f)	Impairment of long-lived assets:

Long-lived assets, which consist primarily of property, plant and equipment and mineral properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

	(g)	Provision for site reclamation and closure costs:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset which is amortized over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset and is amortized over the remaining life of the asset.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(h)	Pension expenses and obligation:

The Company maintains defined benefit pension plans and provides certain non-pension post-retirement benefits consisting of extended health and other benefits. The cost of providing pension and other post-retirement benefits is actuarially determined and charged to operations using the projected unit credit actuarial method based upon management’s best estimate assumptions. Pension fund assets are valued at fair value. The pension expense for the year includes adjustments for plan amendments, curtailments, experience gains and losses, and changes in assumptions that are being amortized on a straight-line basis over the expected average remaining service lives of the plan members. Any differences between the cumulative amounts expensed and the funding contributions are reflected as either an asset or a liability.

	(i)	Stock-based compensation:

The Company has a stock option plan which is described in note 11(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

	(j)	Translation of foreign currency:

The accounts of foreign operations are translated into Canadian dollars as follows:

•	monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date

•	other assets and liabilities at applicable historical exchange rates

•

revenue and expenses at the average rate of exchange for the period covering the statement of operations except for expenses related to non-monetary assets which are at the rates used for the translation of the related assets

Translation gains and losses are included in the statement of operations.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(k)	Income taxes:

The Company uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions. The amount of future tax assets recognized is limited to the amount that management considers more likely than not to be realized.

	(l)	Flow-through common shares:

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

When flow-through expenditures are renounced, the Company records the tax effect as a reduction to share capital and an increase to future income tax liabilities. To the extent that the Company has future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, a future income tax recovery is recorded in the statement of operations.

	(m)	Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

For the years ended December 31, 2005 and 2006, diluted loss per share is the same as basic loss per share as the affect of all outstanding options and warrants (note 11) would be anti-dilutive.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(n)	Power credits and deferred gain

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant (“Bluefish”) to Northwest Territories Power Corporation. Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles of Yellowknife, which supplies power to the Company’s Con Mine. Sale consideration included a non-interest bearing note for $10 million which was paid on December 31, 2004, the supply of power to the Con Mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con Mine, free of charge, at an annual rate of 5 million kilowatts and 18,000 kilo volt-ampere of demand for a five year period from 2005 to 2009 (the “Power Credits”). The Company recorded a deferred gain of $7.0 million relating to the fair value consideration of the Power Credits. During the year ended December 31, 2006, approximately $0.4 million (2005 - $0.4 million) of the fair value of the Power Credits were consumed and has been recorded in site closure and reclamation costs incurred along with a reduction to the corresponding deferred gain. The Company expects to utilize approximately $0.4 million of the Power Credits, and recognize the same amount of the deferred gain in 2007. Therefore, $0.4 million has been classified as current.

	(o)	Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the impairment of assets, site reclamation and closure obligations, assumptions used in determining stock-based compensation, future income tax valuation allowances and rates for amortization of property, plant and equipment. Actual results could differ from these estimates.

	(p)	Comparative figures:

Certain comparative figures have been restated to conform to the current year’s financial statement presentation.

3.	Inventory:

	2006	2005

Residual gold and silver	$29	$1,162
Materials and supplies	5,214	3,620

	$5,243	$4,782

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

4.	Property, plant and equipment:

			2006	2005

	Cost	Accumulated depreciation and depletion	Net book value	Net book value

Mine plant and equipment	$118,017	$115,923	$2,094	$2,105
Exploration equipment	3,411	691	2,720	1,614
Construction in progress	1,177	—	1,177	1,217
Computer equipment	1,398	1,019	379	505
Leasehold and office	609	432	177	128

Total	$124,612	$118,065	$6,547	$5,569

5.	Mineral properties:

The following is a summary of exploration and development costs incurred related to the Company’s Hope Bay Project:

	2006	2005

Balance, beginning of year	$170,817	$160,003

Additions:
Drilling	7,447	3,997
Sample analysis	1,122	532
Personnel and contracts	4,507	3,336
Stock-based compensation	1,449	944
Supplies and equipment	1,933	931
Other exploration costs	1,134	627
Title and claim management	431	317
Transportation and freight	5,687	2,908
Camp and infrastructure	3,057	1,531
Environmental and permitting	3,636	3,157
Feasibility and studies	2,066	958
Future income taxes related to the above	2,351	—

	34,820	19,238

Disposition of mineral property	(745)	(8,424)

Balance, end of year	$204,892	$170,817

On February 18, 2005, the Company assigned to Dundee Precious Metals Inc. (“Dundee”) its option to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits. During the year ended December 31, 2005, the Company received proceeds of approximately $10 million for the reimbursement of past exploration costs and inventory acquisition incurred by the Company on the Back River Project plus 5%. During the year ended December 31, 2006, the Company received a final cash payment of $2.0 million pursuant to the sales agreement upon the project reaching a milestone as set out in the agreement. As no capitalized costs associated with the Back River Project remain recorded in mineral properties, the $2.0 million payment has been recorded as part of other income in the statement of operations.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

5.	Mineral properties (continued):

On September 20, 2004, the Company completed an option agreement with Maximus whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three-year period. In consideration for entering the option agreement, Maximus is to pay the Company five million shares of Maximus as repayment for past expenditures on the properties, issued over a three-year period. Additional shares could also be issued to the Company at specific resource milestones. To December 31, 2006, the Company had received 3.5 million shares of Maximus which it has been recorded as part of other assets, with a corresponding decrease of $0.7 million recorded against the Hope Bay mineral property.

6.	Cash collateral deposits:

The Company has established cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine (note 15(c)). The deposits are invested in guaranteed investment certificates and bear interest at market rates ranging from 3.5% to 4.3%. These funds will be returned to the Company upon completion of reclamation of the property to which they relate. Cash collateral deposits are as follows:

	2006	2005

Con Mine reclamation security trust	$10,873	$10,506
Con Mine road permit	—	50
Golden Eagle reclamation	307	341
Talapoosa reclamation	233	233
Hope Bay water licenses and land permits	3,850	3,850

	$15,263	$14,980

7.	Investment in Northern Orion Explorations Ltd.:

At January 1, 2005, the Company had 200,247 shares of Northern Orion Explorations Ltd. (“Northern Orion”) and a net proceeds interest royalty (“NPI”) in a Northern Orion mineral property which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on the Northern Orion’s mineral property as well as 50% of the proceeds from the disposition of the Northern Orion mineral property, all to a maximum of $15 million. During 2005, the Company sold all remaining shares of Northern Orion and recorded the proceeds as a reduction of the carrying value.

During the year ended December 31, 2006, the Company recorded a write down of $2.2 million to reduce the carrying value of the investment as a result of a change in the estimated fair value of future cash flows expected to be received from the NPI on proceeds on disposition. Recovery of the remaining carrying value of $6.3 million is dependant upon the receipt of net proceeds from eventual production from the mineral property or its sale by Northern Orion.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

8.	Other assets:

	2006	2005

Pension asset (note 13)	$1,604	$1,260
Investment in Sherwood Copper Corporation (“Sherwood”)	187	180
Investments	781	134
Nunavut Tunngavik deposit	44	—

	$2,616	$1,574

During the year ended December 31, 2006, the Company sold a portion of its shares in Sherwood and its other investments, realizing a gain of $2.0 million that is included in other income in the statement of operations.

9.	Related parties:

At December 31, 2006, the Company holds 7.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of a common director. The Company supplied services on a cost recovery basis to Maximus totaling $1,047,304 (2005 - $1,188,680) during the year ended December 31, 2006.

During the year ended December 31, 2005, the Company’s investment in Sherwood was reduced from 38.3% to 13.3% as a result of Sherwood issuing shares to outside interests. During the period in 2005 the Company had significant influence over Sherwood, the Company supplied services on a cost recovery basis to Sherwood totaling $122,344.

These transactions are recorded at their exchange amount in these consolidated financial statements which is the amount of consideration received as established and agreed to by the Company and, as appropriate, Maximus or Sherwood.

10.	Site reclamation and closure:

The Company has recorded provisions for the estimated cost of site closure and reclamation relating to past mining activities at the Con Mine and the Hope Bay Project. The following is a reconciliation of the changes in the provision for site reclamation and closure during the year:

	2006	2005

Balance, beginning of year	$20,483	$19,759
Change in estimate for site closure and reclamation costs	3,356	8,085
Site closure and reclamation costs incurred	(5,559)	(8,138)
Accretion expense	1,195	777

Balance, end of year	$19,475	$20,483

Allocated between:
Current portion	$8,473	$5,947
Non-current portion	11,002	14,536

	$19,475	$20,483

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

10.	Site reclamation and closure (continued):

The Company’s operations are affected by federal and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on financial results, if any, of future legislative or regulatory developments.

During the year ended December 31, 2006, the Company recorded an adjustment to increase the liability for site closure and reclamation obligations by $3.4 million (2005 - $8.1 million). This adjustment results from: an increase to the expected cost of post-closure water treatment, a longer period of site monitoring, the addition of a contingency measure to treat additional water from the underground mine (if the water reaches the surface) for the period of 2015 and 2030, and an increase in the cost of reclaiming and processing arsenic contaminated tailings in 2007 as a result of expected costs increases for operating labour, supplies and other related costs.

Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation for the Con Mine has been estimated on an undiscounted basis before inflation to be $22.1 million and is to be expended from 2007 to 2050. For purposes of determining the fair value of the obligation, a credit-adjusted risk-free discount rate of 9.8% and an inflation factor of 2.0% have been applied.

As required by GAAP, cost estimates include contractor markups, provision for administration and engineering and a provision for unforeseeable circumstances. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could eliminate a portion of these costs. The Company has $10.9 million on deposit in Con Mine reclamation security trusts that will be applied, in part, to offset the reclamation costs as they are incurred. The Company is required by regulatory agencies to post security for the site closure and reclamation activities, excluding the arsenic processing activities, and, based on the Company’s estimate for these costs, the Company does not currently anticipate that the regulatory agencies will require additional funds to be contributed to the reclamation security trusts.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

11.	Share capital:

	(a)	Authorized:
500,000,000 common shares without par value

	(b)	Issued:

	Common shares

	Number of shares	Amount

Balance, December 31, 2004:	159,774,830	$380,734

Issued:
Common shares for cash, net of issue costs	26,070,000	57,679
Future income tax effect of flow-through shares	—	(5,140)
On exercise of stock options	456,600	717

Balance, December 31, 2005	186,301,430	433,990

Issued:
Common shares for cash, net of issue costs	25,342,820	108,637
Future income tax effect of flow-through shares	—	(5,291)
On exercise of warrants	366,000	750
On exercise of stock options	5,114,788	13,394

Balance, December 31, 2006	217,125,038	$551,480

On November 30, 2006, the Company completed a private placement offering of 2,040,820 flow-through shares at $7.35 per share for total gross proceeds of $15 million. The underwriter received a cash commission of 4% of the gross proceeds in payment for their services. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling $15 million by December 31, 2007.

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements comprised of a public offering of 19,200,000 common shares at $4.17 per share and a private placement of 2,989,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed the closing of these two financings for aggregate gross proceeds of $95.6 million. As part of the public offering, the Company granted the underwriters an over-allotment option exercisable for a period of 30 days following the closing. On August 11, 2006 the underwriters exercised the overallotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15.5 million by December 31, 2007.

On November 22, 2005, the Company completed a private placement to Newmont Mining Corporation of Canada Limited (“Newmont”) of 18.5 million units at a price of $2.35 per unit for gross proceeds of $43.5 million. Each unit consisted of one common share and one warrant to purchase an additional common share at $2.75 per common share until November 22, 2009.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

11.	Share capital (continued):

	(b)	Issued (continued):

On October 14, 2005, the Company completed a private placement of 250,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $512,500. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $512,000 by December 31, 2006, which amount has been incurred.

On September 30, 2005, the Company completed a private placement of 7,320,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of approximately $15 million. In consideration for their services, the underwriters received commissions of $0.8 million and brokers’ warrants exercisable to purchase 366,000 common shares at $2.05 per common share until September 30, 2006. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15,000,000 by December 31, 2006, which amount has been incurred.

	(c)	Stock options:

Stock options are granted at the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the termination of the optionee’s employment. The vesting periods of stock options granted vary with terms determined by the Board of Directors. At December 31, the Company had stock options outstanding as follows:

	2006		2005

	Share options	Average exercise price	Share options	Average exercise price

Outstanding, beginning of year	7,449,684	$1.87	6,263,578	$2.18
Granted	3,322,342	2.93	3,054,706	1.32
Exercised	(5,114,788)	1.77	(456,600)	1.33
Forfeited or expired	(598,600)	1.85	(1,412,000)	2.24

Outstanding, end of year	5,058,638	$2.67	7,449,684	$1.87

Exercisable	3,549,559	2.49	6,921,684	$1.83

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.9% (2005 - 3.6%), a dividend yield of 0% (2005 - 0%), an expected volatility of 60% (2005 - 60%) and expected lives of stock options of 5 years (2005 - 4.85 years). The weighted average fair value of options granted in 2006 was $1.54 (2005 - $1.38).

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

11.	Share capital (continued):

	(c)	Stock options (continued):

As at December 31, 2006, 3,549,559 options were fully vested and expire as follows:

Year	Number	Exercise price

2007	150,000	$2.63
2008	436,676	1.89
2009	1,227,981	3.22
2010	878,706	1.28
2011	856,196	2.98

Exercisable options exclude options which are contingent on future performance targets (290,000 options) and options which are restricted from exercise pending approval of an increase in the stock option plan (1,219,078 options).

(d)	Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers’ compensation options outstanding and exercisable as follows:

	2006		2005

	Warrants and options	Average exercise price	Warrants and options	Average exercise price

Outstanding, beginning of year	18,866,000	$2.74	1,316,267	$2.26
Granted	—	—	18,866,000	2.74
Exercised	(366,000)	2.05	—	—
Forfeited or expired	—	—	(1,316,267)	2.26

Outstanding, end of year	18,500,000	$2.75	18,866,000	$2.74

The warrants outstanding at December 31, 2006 were granted to Newmont as described in note 11(b).

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

12.	Income and resource taxes:

At December 31, 2006, the Company has unused tax loss carry forwards in Canada of $48.3 million (2005 - $46.2 million) expiring between the years 2006 and 2025 which are available to reduce taxable income and capital losses of $58.2 million (2005 - $68.2 million) which are available indefinitely, but can only be utilized against capital gains. The Company has investment tax credits totaling approximately $2.6 million (2005 - $1.8 million). The tax effect of the significant components within the Company’s future tax asset (liability) at December 31 was as follows:

	2006	2005

Loss carry forwards	$12,870	$14,509
Capital losses	10,383	12,752
Property, plant and equipment	18,504	19,561
Canadian resource deductions	1,855	3,745
Reclamation liabilities	6,037	7,368
Other	2,523	1,517

	52,172	59,452
Valuation allowance	(47,553)	(54,508)

Net future tax asset	4,619	4,944

Future income tax liability of Hope Bay Gold	(7,620)	(8,382)
Future income tax liability on flow-through shares	(22,980)	(19,363)

Net future income tax liability	$(25,981)	$(22,801)

The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.1% (2005 - 34.1%) to pre-tax losses as a result of the following:

	2006	2005

Loss before equity loss and income taxes	$6,448	$12,190

Computed “expected” tax recovery	$2,199	$4,157
Adjustment to income taxes resulting from change in valuation allowance, net of related changes in tax rates and other	(1,626)	367
Adjustment to future tax assets and liabilities for enacted changes in tax rates	2,598	(1,200)
Permanent differences	(868)	(1,158)
Share issue costs	2,049	453
Capital taxes	—	(34)
Other	125	(1,159)

Income tax recovery	$4,477	$1,426

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

13.	Pension plan and other post-retirement benefits:

The Company has three defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company, by practice, provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations.

Summary information related to the defined benefit pension plans and other benefits are as follows:

	Pension benefit plans		Other benefit plans

	2006	2005	2006	2005

Accrued benefit obligation	$18,449	$18,880	$303	$176
Fair value of plan assets	17,022	15,790	—	—

Funded status - plan deficit	(1,427)	(3,090)	(303)	(176)
Unamortized actuarial loss	3,031	4,350	18	20
Unamortized past service costs	—	—	204	—

Accrued benefit asset (liability)	$1,604	$1,260	$(81)	$(156)

Reconciliation of accrued benefit obligation:

	Pension benefit plans		Other benefit plans

	2006	2005	2006	2005

Balance, beginning of year	$18,880	$17,182	$176	$158
Current service cost	193	230	—	—
Interest cost	898	998	7	7
Benefits paid	(1,430)	(3,023)	(84)	(78)
Plan improvement	—	—	204	—
Actuarial (gain) loss	(326)	3,425	—	89
Loss due to curtailment	234	68	—	—

Accrued benefit obligation, end of year	$18,449	$18,880	$303	$176

Reconciliation of plan assets:

	Pension benefit plans		Other benefit plans

	2006	2005	2006	2005

Fair value, beginning of year	$15,790	$16,282	$—	$—
Expected return on plan assets	1,089	1,063	—	—
Employer contributions	955	847	—	—
Benefits paid	(1,430)	(3,023)	—	—
Actuarial gains	618	621	—	—

Fair value of plan assets, end of year	$17,022	$15,790	$—	$—

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

13.	Pension plan and other post-retirement benefits (continued):

Pension expense during the year for the pension plans is $601,200 (2005 - $457,200). Other benefit plans expense for the year is $8,700 (2005 - $61,800). Pension expense for the year was comprised of the following:

	2006	2005

Current service cost	$193	$230
Interest cost	898	998
Expected return on plan assets	(1,089)	(1,063)
Amortization of experience gains	365	136
Amortization of past service costs	—	89
Loss due to curtailment	234	68

	$601	$458

The measurement date for the plan assets and the benefit obligation was December 31, 2006. Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation. The effective date of the final actuarial valuations is the date which the plan is terminated which was June 30, 2006 for the Giant Mine plan and October 31, 2006 for one of the Con Mine plans.

The significant actuarial assumptions used in 2006 and 2005 in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension benefits	Other benefits

Discount rate used for accrued benefit obligation	5.00%	5.00%
Discount rate used for benefit costs	4.50%	5.00%
Expected long-term rate of return on plan assets	7.00%	N/A
Weighted average rate of compensation increase	N/A	N/A

The actual allocation of plan assets is shown in the following table:

	2006	2005

Cash and short-term	$224	$139
Bonds	6,057	5,879
Canadian Equity Pension Trust	2,653	2,478
Dividend Income Fund	7,606	7,082
Overseas equities	482	212

	$17,022	$15,790

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

13.	Pension plan and other post-retirement benefits (continued):

The Company has a Supplemental Executive Retirement Plan for senior executives (the “SERP”). The SERP provides that the Company will pay to each executive on retirement or termination of employment a benefit equal to the difference between the amount of the Company’s contributions to the executive’s individual RRSP plan and investment returns thereon and a pension amount based upon such executive’s years of service and salary averaged over the highest consecutive 60 months of employment. The SERP obligations are not funded by the Company until retirement or termination of employment and therefore the SERP had a deficit at December 31, 2006 of $0.7 million (2005 - $0.6 million). At December 31, 2006, the accrued benefit liability related to the SERP, after taking into account unamortized net actuarial losses and past service costs, is $0.3 million (2005 - $0.4 million), which is recorded in accounts payable and accrued liabilities.

14.	Financial instruments:

Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are, in part, subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. The carrying values of all financial instruments approximate fair values, except for investments presented in other assets. The fair value of the investment in Northern Orion currently approximates carrying value based on management’s estimate of fair value.

The fair value of other investments and the fair value based on the quoted market value of the investment in Sherwood at December 31 are as follows:

	2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Investment in Sherwood	$187	$8,457	$180	$3,634
Other investments	782	1,464	134	974

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

15.	Commitments and contingencies:

(a)

Miramar Con Mine Ltd. (“MCML”) is committed to the purchase of approximately $600,000 of liquid oxygen through to August 31, 2007 subject to an ongoing purchase option in the Company’s favour at the discounted value of the remaining payments.

(b)

As part of the arrangement to sell a previously owned hydro electric asset, the Company entered into an indemnity agreement with NERCO Minerals Company (“NERCO”), the previous owners of the Con Mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the hydro electric asset, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the reclamation of the mine.

(c)

On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act. This licence expired on July 29, 2006 and an extension was granted to January 30, 2008. As a condition of a water license held by the MCML, the Company maintains security deposits for the cost of future reclamation. In 2004, the Company completed an agreement with DIAND to fund security deposits by depositing $10 million into two reclamation security trusts established by the Company. The reclamation security trusts will be used to fund the reclamation of the site on completion of operations.

(d)

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of the renunciation was based upon an independent valuation prepared for the Company relating to the Con Mine assets. In 2000, the Canada Revenue Agency (“CRA”) issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the renunciation made by the Company to a maximum of $2.7 million plus accrued interest. Subsequent to December 31, 2006, the Company and the CRA reached a settlement regarding the reassessment which preserves the amount of the renunciation originally made to the investor. Accordingly, the Company no longer has a contingent liability with respect to possible payments to the investor.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

15.	Commitments and contingencies (continued):

(e)

The Company has a long-term lease for office space for its corporate and exploration office. The Company has minimum commitments under operating leases for its premises totaling approximately $340,000 per annum from 2007 to 2009 and $260,000 per annum for 2010 to 2012. The Company has a number of operating leases for mobile and other equipment used at its exploration properties with lease terms ranging from one to two years, which in aggregate result in commitments of $611,000 in 2007 and $95,100 in 2008.

(f)

In September 2006, the Company signed the Inuit Impact and Benefits Agreement with the Kitikmeot Inuit Association (“KIA”) which establishes the terms which will apply to Doris North mine operations with respect to benefits to the Inuit people of the Kitikmeot region. Included in the agreement are specific payments to the KIA which would be made totaling $1.4 million subject to the successful completion of certain project milestones such as a positive production decision made by the Company and receipt of its water license. Also in September 2006, the Company completed a water compensation agreement with the KIA for the use of the proposed lake for tailings disposal which establishes total compensation of $0.9 million to be paid by the Company over a three year period following a positive production decision made by the Company.

(g)

Subsequent to December 31, 2006, the Company entered into a purchase commitment of approximately $5.7 million to acquire a 118-person camp facility from a manufacturer. Under the terms of the agreement, the Company will pay for the construction costs prior to its shipment to the Hope Bay site, which is expected to be in July 2007. The Company has the right to transfer its obligations under the purchase agreement to a third party.

Corporate Information

Corporate Office #300 – 889 Harbourside Drive North Vancouver, BC V7P 3S1 Toll Free: 1 800 663-8780 Tel: (604) 985-2572 Fax: (604) 980-0731 www.miramarmining.com

Yellowknife Office: MIRAMAR CON MINE Box 2000 Yellowknife, NWT Canada X1A 2M1 Tel: (867) 873-2783 Fax: (867) 873-6357

Registered Office: 2300 – 1055 Dunsmuir Street Vancouver, BC V7X 1J1

Canadian Legal counsel: Gowlings Lafleur Henderson LLP Suite 5800 – Scotia Plaza 40 King Street West Toronto, ON M5H 3Z7

US Legal Counsel: Dorsey & Whitney LLP U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, WA 98101

Directors

LAWRENCE BELL Kelowna, B.C.

DAVID FENNELL (Executive Vice-Chairman) Nassau, Bahamas

CATHERINE MCLEOD-SELTZER West Vancouver, B.C.

PETER NIXON Niagara on the Lake, ON

ANTHONY J. PETRINA (Chairman of The Board) Vancouver, B.C.

CHRISTOPHER J. POLLARD Vancouver, B.C.

WILLIAM E. STANLEY West Vancouver, B.C.

ANTHONY WALSH West Vancouver, B.C.

Officers

ANTHONY P. WALSH President & Chief Executive Officer

JIM CURRIE Vice-President Operations

A. DAVID LONG Vice-President, Legal

ELAINE BENNETT Vice-President & Controller

JOHN WAKEFORD Vice-President, Exploration

HEATHER DUGGAN Vice-President, Human Resources

NICOLE HOELLER Director, Investor Relations

Auditors

KPMG 777 Dunsmuir Street Vancouver, BC V7Y 1K3

Transfer Agent/Registrar Pacific Corporate Trust Co. 2nd Floor, 510 Burrard Street Vancouver, BC V6C 3B9 Pacific Corporate Trust Co. 1705 – 55 University Ave. Toronto, ON M5J 2H7

Listings Toronto Stock Exchange: MAE American Stock Exchange: MNG

Annual General Meeting Miramar Mining Corporation Annual General Meeting of Shareholders will be held on Wednesday, May 8, 2007 10:00am Four Seasons Hotel 791 West Georgia Street Vancouver, B.C.

Annual Report 2006

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Years ended December 31, 2006 and 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, BC, Canada, V7P 3S1 telephone: 604-985-2572 fax: 604-980-0731

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Miramar Mining Corporation (the “Corporation”) will be held in the Shuswap Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Tuesday May 8, 2007, at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year of the Corporation ended December 31, 2006, together with the report of the auditor thereon;

2.	to elect eight directors;

3.	to appoint an auditor of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix the remuneration of the auditor;

4.

to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving amendments to the Corporation’s Stock Option Plan, and the grant of options pursuant to such plan; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record at the close of business on April 3, 2007 are entitled to notice of the Meeting and will be entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person should complete, date and sign the accompanying form of proxy and return it to the office of the Corporation’s registrar and transfer agent, Pacific Corporate Trust Company, at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

Dated at Vancouver, British Columbia, this 10th day of April, 2007.

By Order of the Board

“Anthony P. Walsh”

Anthony P. Walsh President

NOTE: Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, and in order to be used at the Meeting or an adjournment thereof, forms of proxy must be received by the Corporation c/o Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, prior to 10:00 a.m., Pacific time, on May 6, 2007, or, in the case of an adjournment of the Meeting, not later than 10:00 a.m., Pacific time, on the second business day prior to the day of the reconvened meeting. THE PROXY SHOULD BE MAILED PROMPTLY IN ORDER TO ENSURE TIMELY DEPOSIT. A SELF-ADDRESSED ENVELOPE IS PROVIDED FOR RETURN OF A PROXY.

#300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 604-985-2572 fax 604-980-0731

MANAGEMENT INFORMATION CIRCULAR

This information circular (this “Proxy Circular”) is being furnished to the shareholders of Miramar Mining Corporation (“Miramar” or the “Corporation”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual general meeting of the shareholders of the Corporation (the “Meeting”) to be held in the Shuswap Room of the Four Seasons Hotel at 791 West Georgia Street in Vancouver, British Columbia on May 8, 2007 at the hour of 10:00 a.m. Pacific Time, for the purposes set out in the notice of the Meeting accompanying this Proxy Circular. This Proxy Circular is first being sent to shareholders of the Corporation on or about April 12, 2007. Unless otherwise stated, information contained in this Proxy Circular is given as at March 20, 2007 (except where indicated otherwise).

The solicitation of proxies for the Meeting will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation or by agents retained by the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also pay brokers or other persons holding common shares of the Corporation (“Common Shares”) in their own names, or in the names of nominees, their reasonable expenses for sending proxies and proxy material to beneficial owners of Common Shares and requesting authority to execute proxies in respect of such Common Shares. The Corporation will bear the expenses of such solicitation of proxies.

No person is authorized to give any information or to make any representation other than as contained in this Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Proxy Circular shall not under any circumstances create an implication that there has been no change in the information set forth herein since the date of this Proxy Circular.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

The persons named in the form of proxy accompanying this Proxy Circular are officers and directors of the Corporation. A shareholder of the Corporation has the right to appoint a person or company, who need not be a shareholder of the Corporation, other than the person or company designated in the form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy accompanying this Proxy Circular. If a shareholder of the Corporation appoints one of the persons named in the form of proxy accompanying this Proxy Circular as the nominee of the shareholder and does not direct such nominee to vote either for, against or withhold from voting in respect of a matter or matters with respect to which an opportunity to specify how the common shares of the Corporation registered in the name of such shareholder are to be voted, the proxy will be voted for such matter or matters.

To be effective, proxies must be received by the Corporation c/o Pacific Corporate Trust Company (the “Transfer Agent”), 510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9 prior to 10:00 a.m., Pacific Time, on May 6, 2007 or, in the case of any adjournment of the Meeting, not later than 10:00 a.m., Pacific Time, on the second business day prior to the reconvened meeting. Deposit of a proxy may be made by delivery through the mail, but the proxy should be mailed promptly in order to ensure timely deposit. A self-addressed envelope is provided for the return of a proxy.

EXERCISE OF VOTE BY PROXY

The Common Shares represented by a proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions of the holder of such Common Shares, so long as such instructions are certain, on any ballot that may be called for and, where the shareholder of the Corporation whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the Common Shares represented by such proxy will be voted in accordance with the specification so made.

If no choice is specified in the proxy, the persons named in the form of proxy accompanying this Proxy Circular will vote for all of the matters proposed by management at the Meeting and described in the notice of the Meeting accompanying this Proxy Circular.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting. Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the notice of the Meeting accompanying this Proxy Circular. However, if any other matters which are not now known to management of the Corporation should properly come before the Meeting, the common shares of the Corporation represented by proxies given in favour of the persons named in the form of proxy accompanying this Proxy Circular will be voted on such matters in accordance with the best judgment of such person.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

The Notice of Meeting, this Proxy Circular and the proxy (collectively, the “Meeting Materials”) are being sent to both registered and Non-Registered Holders of the Common Shares. Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBO’s”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBO’s”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the Meeting Materials directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. If you are a Non-Registered Holder, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

In this regard, Meeting Materials sent to NOBO’s who have not waived the right to receive Meeting Materials are accompanied by a Voting Instruction Form (a “VIF”) from the Transfer Agent. This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct how the Common Shares are to be voted on its behalf. VIFs should be completed and returned in accordance with the specific instructions noted on the VIF.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. Such Intermediaries have their own mailing procedures and provide their own return instructions to clients which should be carefully followed by OBO’s in order to ensure that their Common Shares are voted at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the meeting.

REVOCATION OF PROXIES

A shareholder of the Corporation may revoke a previously given proxy by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity in which such officer or attorney is signing, and deposited, together with the instrument so empowering the officer or officers or the attorney, or a notarially certified copy of such instrument, either at the registered office of the Corporation at any time up to and including 5:00 p.m., Pacific Time, on May 6, 2007 or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue 500,000,000 Common Shares of which, as at March 20, 2007, 217,512,940 Common Shares were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting. Each holder of record of Common Shares on April 3, 2007 was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the best of the knowledge of the directors and the executive officers of the Corporation, at March 20, 2007 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of eight directors. At the 2006 Annual General Meeting the Corporation’s shareholders set the number of directors at eight.

It is proposed that the persons named below be nominated for election as directors of the Corporation. All of the proposed nominees are now directors of the Corporation and have been since the year set forth below. Management of the Corporation does not contemplate that any of the proposed nominees will be unable to serve as directors of the Corporation but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy accompanying this Proxy Circular have the right to vote for any other nominee of management of the Corporation. Each director will be elected to hold office until the close of the next annual general meeting of the shareholders of the Corporation or until his/her successor is appointed or elected. The following table sets forth certain information concerning the persons nominated for election as directors of the Corporation and biographical information about each nominee follows the table.

Name, Province or State, and Country of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares (6)

Lawrence Bell(1)(5) British Columbia, Canada Age: 69	Director	Chairman of the Board, BC Hydro, electrical utility	May 22, 2003	18,000

David Fennell(2)(4) Nassau, Bahamas Age: 54	Executive Vice-Chairman and Director	Business Executive	June 28, 2002	1,993,742(7)

Name, Province or State, and Country of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares (6)

Catherine McLeod-Seltzer(3)(5) British Columbia, Canada Age: 47	Director	Board Chair, Pacific Rim Mining Corporation, mineral resource exploration company	March 21, 2001	10,000

Peter Nixon(1)(5) Ontario, Canada Age: 60	Director	Corporate Director	June 28, 2002	13,150

Anthony J. Petrina(2)(3)(4)(5) British Columbia, Canada Age: 71	Chairman of the Board and Director	Mining Engineer, Corporate Director	January 5, 1995	45,000

Christopher J. Pollard(1)(4) British Columbia, Canada Age: 61	Director	Corporate Director	January 18, 1994	nil

William E. Stanley(1)(2)(3) British Columbia, Canada Age: 67	Director	Mining Engineer, Industry Consultant	January 5, 1995	20,000

Anthony P. Walsh(2) British Columbia, Canada Age: 55	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	March 5, 1999	50,000

Notes:

(1)	Member of the Audit & Risk Management Committee

(2)	Member of the Executive Committee

(3)	Member of the Human Resources Committee

(4)	Member of the Safety and Environmental Committee

(5)	Member of the Corporate Governance and Nominating Committee

(6)

Indicates the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised. Such information, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(7)	These Common Shares are indirectly held by Mr. Fennell’s management company, Laurentian Mountain Investments Ltd.

Lawrence Bell – Mr. Bell was appointed as Chair and Chief Executive Officer of BC Hydro in August 2001. Mr. Bell stepped down as Chief Executive Officer on November 10, 2003 but continues as non-executive Board Chair. Mr. Bell has been Chair and President of the Westar Group, Chief Executive Officer of Vancouver City Savings Credit Union and a director of several companies including Shato Holdings, Goldcorp Inc., GrowthWorks Capital Ltd. and International Forest Products. In the public sector Mr. Bell has served as Deputy Minister of Finance, Secretary to the Treasury Board, Deputy Minister of Housing, Lands and Parks, and Deputy Minister responsible for Transit for the British Columbia government. In the volunteer sector Mr. Bell has chaired the Lower Mainland United Way, the Vancouver Board of Trade and the University of British Columbia’s Board of Directors. He is currently Chair of the University of British Columbia Investment Management Trust. Mr. Bell holds a Bachelor of Arts from the University of British Columbia, a Master of Arts from San Jose State College in California and an Honorary Doctor of Laws from the University of British Columbia.

David Fennell – Mr. Fennell earned a Bachelor of Arts degree, with Honours, from the University of North Dakota in 1973 and a law degree in 1979 from the University of Alberta law school. After graduating from law school, he practiced in the areas of corporate and resource law until 1983 when he founded Golden Star Resources (“Golden Star”). In 1998, Mr. Fennell left Golden Star to become Chairman and CEO of Cambiex Explorations Ltd, which became Hope Bay Gold Corporation Inc. (“Hope Bay”). He held this position until the merger of Hope Bay and Miramar where he continues as Executive Vice-Chairman and Director for the combined entity.

Catherine McLeod-Seltzer – Ms. McLeod-Seltzer started her mining finance career in 1985 with Yorkton Securities, focusing on Latin American mining opportunities. In 1993, Catherine became President and CEO of Arequipa Resources Ltd., a gold exploration company operating in Peru, which was acquired by Barrick Gold Corporation in 1996. Currently, Ms. McLeod-Seltzer is Chairman and a Director of Pacific Rim Mining Corp. as well as a director on the boards of several other mining companies.

Peter Nixon – In 1989 Mr. Nixon helped to found Goepel Shields & Partners where the primary focus was to assist in the creation and building of a new independent investment firm specializing in the provision of investment advice to institutional investors as well as raising capital for companies in the natural resource industries in Canada. Mr. Nixon is on the board of several public companies.

Anthony J. Petrina – Mr. Petrina has over 40 years of mine management and development experience. From 1960 to 1992, he was employed by Placer Dome Inc., most recently as President, Chief Executive Officer and Vice-Chairman until his retirement in 1992. Mr. Petrina is a director of a number of public companies. Mr. Petrina received a Bachelor of Science (Mining Engineering) from Queens University in 1959.

Christopher J. Pollard – Christopher Pollard is a retired Vancouver lawyer who practiced business law for 25 years. He has extensive experience in acquisitions, secure lending, mining and corporate finance. His background includes working with governments on a number of privatizations and the negotiations of joint ventures between government and industry. He has worked extensively on Latin American transactions. Mr. Pollard received a B.A. degree from York University in 1968 and a law degree from the University of British Columbia in 1972.

William E. Stanley – W.E. (Bill) Stanley is a retired partner with Coopers & Lybrand Consulting and former Director of the firm’s Canadian and international mining practices. His consulting career has incorporated both international mining assignments and a variety of projects for many of the major mining companies in Canada. He remains an independent consultant to the industry, has been a professor in UBC’s Department of Mining and Mineral Process Engineering and a director of Teck-Cominco Limited and Luscar Coal Ltd. Mr. Stanley is a graduate of the Provincial Institute of Mining, Haileybury, Northern Ontario and holds a B.Sc in Mine Engineering from Michigan Technological University.

Anthony P. Walsh – Prior to his appointment as President and Chief Executive Officer, Mr. Walsh served as the Vice-President, Finance and Chief Financial Officer of Miramar Mining Corporation since 1995. Prior to joining Miramar Mr. Walsh was the Chief Financial Officer and Senior Vice President, Finance of International Corona Mines Ltd., from 1989 to 1992 and from 1985 - 1989 the Vice President, Finance. Mr. Walsh has also had experience in other sectors and was the Senior Vice-President and Chief Financial Officer of a computer leasing company from 1993 to 1995 and from 1973-1985, Mr. Walsh held various positions at Deloitte, Haskins & Sells, a firm of Chartered Accountants. Mr. Walsh achieved an honours degree in Medieval History in 1973 from Queens University in Toronto and became a member of the Canadian Institute of Chartered Accountants in 1976.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and to subsidiaries of the Corporation for the financial years ended December 31, 2006, 2005 and 2004 to the extent required by law in respect of each of the individuals who were at any time during 2006, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) whose salary and bonus for such year exceeded $150,000.

SUMMARY COMPENSATION TABLE

			Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Year		Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options Granted (#)	All Other Compensation ($)

Anthony P. Walsh	2006		359,000	128,000	29,203	240,000	—
President & Chief	2005		320,000	95,000	27,500	240,000	—
Executive Officer	2004		317,500	—	29,155	230,000	—

John Wakeford	2006		191,250	63,000	25,603	170,000	—
Vice-President,	2005		141,333	45,000	22,400	180,000	—
Exploration	2004		123,750	30,000	15,250	—	—

A. David Long	2006		160,000	40,000	25,603	170,000	—
Corporate Secretary	2005		150,000	45,000	23,900	180,000	—
Vice-President, Legal	2004		150,000	—	23,515	140,000	—

Heather Duggan	2006		150,000	45,000	25,603	170,000	—
Vice-President,	2005		140,000	10,000	23,950	170,000	—
Human Resources	2004	(2)	10,141				—

Elaine Bennett	2006		140,625	40,000	25,603	145,000	—
Vice-President &	2005		135,000	25,000	24,515	180,000	—
Controller	2004		130,000	—	23,515	140,000	—

(1)

In each case the amount represents a Registered Retirement Savings Plan contribution of approximately $16,500 per annum; a car allowance of between $700 and $1,000 per month and a parking allowance of $50 per month. Mr. Walsh receives a club membership of approximately $170 per month.

(2)	Ms. Duggan was appointed a Vice-President, Human Resources in November, 2004.

The services of David Fennell as Executive Vice Chairman of the Corporation were provided by Laurentian Mountain Investments Ltd. (“Laurentian”) under a two-year services contract for the period January 2005 to December 2006. In consideration for Mr. Fennell’s services, the Corporation issued to Laurentian options equivalent to the options issued to senior management of the Corporation. The Corporation paid a signing bonus of US$350,000 to Laurentian in January 2005 in order to enter into the services agreement. In 2006, Laurentian received options to purchase 220,000 Common Shares.

All stock options granted to executive officers are subject to the Corporation’s Stock Option Plan and are granted in accordance with the Option Program set by the Human Resources Committee, as detailed below under “Human Resources Committee Report on Executive Compensation”, “Stock Options” and “Stock Option Plan”.

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING 2006

During the financial year of the Corporation ended December 31, 2006, options were granted to the Named Executive Officers as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Anthony P. Walsh	180,000	7.22%	$2.63	$2.63	Jan 5, 2011
	60,000		$3.52	$3.52	Mar 7, 2011

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

John Wakeford	120,000	5.12%	$2.63	$2.63	Jan 5, 2011
	50,000		$3.52	$3.52	Mar 7, 2011

A. David Long	120,000	5.12%	$2.63	$2.63	Jan 5, 2011
	50,000		$3.52	$2.52	Mar 7, 2011

Heather Duggan	120,000	6.41%	$2.63	$3.63	Jan 5, 2011
	50,000		$3.52	$3.52	Mar 7, 2011

Elaine Bennett	120,000	4.36%	$2.63	$2.63	Jan 5, 2011
	25,000		$3.52	$3.52	Mar 7, 2011

The Corporation also granted to Laurentian options to purchase 120,000 Common Shares at $2.63 per Common Share, 50,000 Common Shares at $2.72 and 50,000 Common Shares at $3.52, exercisable until 2011.

The following table sets forth details of all exercises of options during the financial year of the Corporation ended December 31, 2006 by each of the Named Executive Officers and the value as at December 31, 2006 of unexercised options on an aggregate basis:

AGGREGATED OPTION EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR AND
DECEMBER 31, 2006 OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realised ($)	Unexercised Options at December 31, 2006 (#) Exercisable/ Unexercisable(1)	Value of Unexercised in-the- Money Options at December 31, 2006 ($)Exercisable/ Unexercisable(1)

Anthony Walsh	448,000	$1,257,785	481,000	$1,331,240
John Wakeford	114,000	$287,070	280,000	$725,000
A. David Long	100,000	$341,500	580,000	$1,358,600
Heather Duggan	—	—	290,000	$641,600
Elaine Bennett	180,000	$434,400	375,000	$1,030,600

(1)

900,000 options granted to Named Executive Officers and Laurentian in 2006 and all options granted by the Corporation in 2007 may not be exercised until the number of Common Shares that may be issued under the Stock Option Plan has been increased by the shareholders; see the heading “Amendment to the Corporation’s Stock Option Plan” below.

Laurentian acquired 789,000 Common Shares on the exercise of options granted by Hope Bay Gold Corporation Inc. prior to its business combination with the Corporation and assumed by the Corporation as part of the terms of the business combination for a realized gain of $2,413,340. At December 31, 2006, Laurentian held 650,000 options with an in-the-money value of $1,558,400.

Executive Contracts

The Corporation has entered into employment agreements with the Named Executive Officers which provide in each case, other than the Chief Executive Officer, that if the Officer’s employment is terminated by the Corporation, other than for cause, the Officer will be paid severance of two times the Officer’s then salary and benefits. The current salaries and benefits are set out in the compensation table above. The benefits provided by the Corporation include automobile expenses, disability benefits, standard and extended health benefits and dental benefits, annual RRSP contributions and benefits under a supplemental executive retirement plan described below. The Corporation’s approach to determining salary, bonuses and granting stock options to executives is discussed below under the report of the Human Resources Committee of the Board.

In 2000, the Corporation entered into a revised employment agreement with Anthony Walsh, the Corporation’s President and Chief Executive Officer, which provides that if Mr. Walsh’s employment is terminated without cause, he will be paid severance of three years of his then salary. However, if his employment is terminated within twelve months of a change of control of the Corporation, the three years severance will be based on the average salary of chief executive officers of Canadian mining companies with fewer than 1,000 employees according to the PricewaterhouseCoopers annual salary survey.

The Corporation has established a supplemental executive retirement plan for senior executives (the “SERP”). The SERP provides that the Corporation will pay to each executive on retirement or termination of employment a benefit equal to the difference between the amount of the Corporation’s contributions to the executive’s individual RRSP plan and investment returns thereon and a pension amount based upon such executive’s years of service and salary averaged over the highest consecutive 60 months of employment. The senior executives who were employed by the Corporation on the SERP’s effective date of January 1, 2003, receive credited service from January 1, 1998. Eligible executives hired after January 1, 2003, receive credited service from the date of eligibility as determined by the Corporation. The aggregate accrued benefit obligations under the SERP for services to December 31, 2006 is projected to be $729,345 ($533,592 Anthony Walsh, $77,155 David Long, $41,613 John Wakeford and the balance other executives). The SERP obligations are not funded by the Corporation until retirement or termination and therefore the SERP had a deficit at December 31, 2006 of $729,345.

Human Resources Committee

The annual base salaries and bonuses paid to senior management of the Corporation and the benefits offered by the Corporation in the financial year ended December 31, 2006, were determined by the Human Resources Committee of the Board of Directors comprised of three non-employee directors formed to administer the executive remuneration program of the Corporation. The Human Resources Committee in respect of the financial year ended December 31, 2006 was comprised of William E. Stanley (Chair), Catherine McLeod-Seltzer and Anthony J. Petrina, the non-executive Chairman of the Board of Directors. The Human Resources Committee has determined that the annual compensation paid to senior management of the Corporation should be equivalent to the industry standard paid to executives of comparable corporations in the Canadian mining industry.

The Human Resources Committee has formulated criteria to be used in determining the remuneration of senior management of the Corporation. The Human Resources Committee annually reviews independent salary surveys to assist it to determine executive compensation.

Human Resources Committee Report on Executive Compensation

          Executive Compensation Program

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. To this end, the executive compensation program formulated by the Human Resources Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation. The Human Resources Committee set the 2006 executive compensation levels using the PricewaterhouseCoopers 2005 Annual National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.

          Base Salaries

To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar gold mining companies. In determining base salaries and bonuses, the Human Resources Committee took into account the financial performance of the Corporation for 2006.

The level of the base salary for each employee of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation, within competitive industry ranges. The Human Resources Committee determines the base salaries and bonuses for senior management and employees of the Corporation. All of the named executive officers received a salary increase during 2006.

          Bonus

The Chief Executive Officer of the Corporation presents recommendations to the Human Resources Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Corporation. The Human Resources Committee evaluates each member of senior management and the other employees of the Corporation in terms of their performance and the performance of the Corporation. The Human Resources Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Corporation, which are reported to the Board of Directors of the Corporation. In 2007, several senior executives management team received a performance bonus for work done in 2006.

          Stock Options

The purpose of the Corporation’s stock option plan (the “Stock Option Plan”) is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the Stock Option Plan approved by the shareholders (outlined below) at an exercise price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant. As at March 19, 2007, there were options to purchase 7,638,872 Common Shares granted to directors, officers, employees and consultants representing approximately 3.51% of the issued Common Shares of the Corporation.

          Stock Option Plan

The Human Resources Committee previously established a program for annual stock option grants under the Corporation’s Stock Option Plan setting the number of options to be granted for each employee position within the Corporation, as more particularly described below. The Stock Option Plan is administered by the Chief Executive Officer of the Corporation within the program set by the Human Resources Committee, and is intended to advance the interests of the Corporation through the motivation, attraction and retention of key employees, officers and directors of the Corporation and subsidiaries of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares by key employees, officers and directors of the Corporation and subsidiaries of the Corporation. Each grant of options under the Stock Option Plan is approved by the Board of Directors of the Corporation.

Under the Stock Option Plan, options to purchase Common Shares may be granted to full or part-time employees and directors of the Corporation or subsidiaries of the Corporation and other persons or companies engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation. The maximum number of Common Shares issuable pursuant to the exercise of options under the Stock Option Plan was set in 1996 at 10,800,000. A resolution to increase the number of shares that may be granted under the Stock Option Plan will be proposed at the Meeting, as detailed below under the heading “Particulars of Matters To Be Acted Upon”. In addition, the maximum aggregate number of Common Shares (including all Common Shares issuable pursuant to other security based compensation arrangements of the Corporation (“Other Security Compensation Arrangements”)):

(a)

issuable to participants who are insiders of the Corporation and the associates of such Participant, at any time, under the Stock Option Plan, or when combined with the Other Security Compensation Arrangements, shall not exceed 10% of the number of Common Shares then outstanding;

(b)

issued to participants who are insiders of the Corporation and the associates of such Participant within a one-year period under the Stock Option Plan, or when combined with the Other Security Compensation Arrangements, shall not exceed 10% of the number of Common Shares then outstanding;

(c)

issued to any one participant who is an insider of the Corporation and the associates of such Participant within a one-year period under the Stock Option Plan, or when combined with the Other Security Compensation Arrangements, shall not exceed 5% of the number of Common Shares then outstanding; and

(d)	issuable to any one participant under the Stock Option Plan, or when combined with the Other Security Compensation Arrangements, shall not exceed 5% of the number of Common Shares then outstanding.

The exercise price per common share may not be less than the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. Each option is for a term not in excess of 10 years and is not exercisable unless the optionee has been continuously employed as a director or an officer of, or engaged in providing ongoing management or consulting services for, the Corporation or a subsidiary of the Corporation continuously since the date of grant of the option, except (i) in the case of the death of an optionee, in which case the option is exercisable for a period of 12 months thereafter or prior to the expiry date of the option, whichever is sooner, (ii) in the case of an optionee ceasing to be a participant under the Stock Option Plan for cause, in which case no option held by such optionee shall be exercisable following the date on which such optionee ceases to be a participant; (iii) in the case of an optionee who is a Director of the Corporation or a director of any subsidiary of the Corporation who, by the nature of their positions are, in the opinion of the Human Resources Committee, in a position to contribute to the success of the Corporation (an “Eligible Director”), and who ceases to be a participant under the Stock Option Plan for any reason other than for cause or by virtue of death, the option is exercisable for a period of twelve months thereafter or prior to the expiry date of the option, whichever is sooner, or (iv) in the case of an optionee (other than an Eligible Director) ceasing to be a participant under the Stock Option Plan for any reason other than for cause or by virtue of death, the option is exercisable for a period of 30 days thereafter or prior to the expiry date of the option, whichever is sooner. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Corporation in connection with any purchase of Common Shares from the Corporation. All of the outstanding options which have been granted by the Corporation are non-assignable and non-transferable (other than pursuant to a will or by the laws of descent and distribution) and are exercisable for a five year term.

The Directors of the Corporation may from time to time in the absolute discretion of the Directors of the Corporation amend, modify and change the provisions of the Stock Option Plan, provided that any amendment, modification or change of the provisions of the Stock Option Plan which would:

(a)	materially increase the benefits under the Stock Option Plan;

(b)

increase the number of Common Shares which may be issued pursuant to the exercise of Options granted pursuant to the Stock Option Plan, other than in connection with certain capital changes set out in the Stock Option Plan; or

(c)	materially modify the requirements as to eligibility for participation in the Stock Option Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation given by the affirmative vote of a majority of the Common Shares represented at a meeting of the shareholders of the Corporation at which a motion to approve the amendment, modification or change is presented and voted on. Any amendment, modification or change of any provisions of the Stock Option Plan is also subject to approval, if required, by the Toronto Stock Exchange and any other regulatory body having jurisdiction.

The Human Resources Committee has established a program for granting stock options (the “Option Program”) to various levels of employees which reflects the present and potential contributions to the success of the Corporation. Under the Option Program, the number of options allotted to the employee groups are granted in one-fifth allotments each year and the optionee reaches the full allotment at the end of the five year period.

The current allotment option levels are as follows:

Level	Annual Allotment	5 year Target

President & CEO	180,000	900,000

Executives	120,000	600,000

Directors	60,000	300,000

General Manager	60,000	300,000

Senior Staff	30,000	150,000

Intermediate Staff	18,000	90,000

Junior Staff	9,000	45,000

The Human Resources Committee may recommend bonus options in addition to the options under the Stock Option Plan depending upon the performance of the Corporation during the preceding year. The Stock Option Plan also includes an annual allocation of options to certain exploration staff as a discovery bonus, and the number of such options which are exercisable is adjusted based on the annual evaluation of exploration performance.

Compensation of the Chief Executive Officer

The process for the setting of the compensation of the Chief Executive Officer of the Corporation is the same as for the other members of senior management of the Corporation. The Chief Executive Officer’s performance is evaluated by the Human Resources Committee relative to various objectives set for him and the Corporation.

The Human Resources Committee and the Board of Directors continue to be of the view that Anthony Walsh provides the leadership that permitted the Corporation to advance its initiatives in 2006 and in making their compensation decision they considered other factors including his contribution to the business performance and anticipated future performance of the Corporation.

In consideration of Mr. Walsh’s contribution to the Corporation, Mr. Walsh received a salary of $359,000 and was granted incentive stock options to purchase 280,000 Common Shares for a period of five years. Mr. Walsh was also granted a performance bonus of $128,000 for work done in 2006.

Judging overall performance of the Corporation is necessarily more subjective than for companies with operations, sales and revenues. The Human Resources Committee considers many factors for evaluating CEO and executive performance. At the beginning each year the Corporation sets objectives for the Corporation and for individual executives. These objectives are both qualitative and quantitative and relate to corporate performance as well as individual performance. Often the factors considered do not yield a measurable return in one year, such as developing long-term relationships with local community groups.

In 2006, for instance, the Corporation completed the largest financing in its history and completed a flow-through financing at the highest price that the Corporation has sold shares in its history. The Corporation achieved the highest market capitalization in its history. These milestones were not set as objectives by the Corporation at the beginning of the year, however, the Human Resources Committee acknowledges the significance of these critical achievements in enabling the Corporation to discharge its business plan.

While share ownership is encouraged, the Corporation does not have any requirement for the Chief Executive Officer to own a specific number of shares of Corporation as this is not a common requirement of mineral exploration companies comparable to the Corporation.

The Human Resources Committee has also approved those executive officers of the Corporation who will be eligible to receive a bonus for work done in 2007, together with enumerated and weighted objectives for each of these executive officers for 2006. The performance evaluation of the executive officers is primarily the responsibility of the President and CEO.

Going forward, the Human Resources Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and CEO.

The foregoing report dated March 20, 2007, for the financial year ended December 31, 2006 has been presented by the Human Resources Committee, the members of which are: William E. Stanley (Chairman), Catherine McLeod-Seltzer and Anthony Petrina.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation with the total cumulative shareholder return of the S&P/TSX Composite Index and the total cumulative shareholder return of the S&P/TSX Gold Index for the five years ended December 31, 2006.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2001 - December 31, 2006

Compensation of Directors

During 2006, the Corporation paid a cash honorarium in the amount of $18,000 to each of the non-management directors for services rendered as directors of the Corporation during the year. Directors were paid $1,200 per board meeting which includes directors’ time reviewing materials circulated in advance of Board meetings. The Chairman was paid a fee of $17,000 for acting as Chairman.

In addition, each director received $4,800 for each regular committee of which the director was a member. The Corporation has five regular committees, Executive Committee, the Audit and Risk Management Committee, the Safety and Environmental Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee. Typically directors are paid $1,200 per meeting for meetings of committees other than regular committees. For each committee of which the director was a chairman, the director was compensated a further $5,000, except for the Chairman of the Audit and Risk Management Committee who was paid $8,000. The Executive Committee has been inactive for two years and no fees are paid for membership in this committee. The Corporation also pays fees for any additional services rendered by directors at the regular rates for such services. The Chairman is advised of any proposed additional services and if deemed material, board approval is obtained. During the past year, no director provided any material additional services to the Corporation. The directors also receive an expense allowance of $1,500 to cover the costs of faxes, couriers and computer services.

The Corporation does not have a retirement policy for its directors.

The following options were granted to directors who are not Named Executive Officers during the most recently completed financial year:

Name	Securities Under Option		% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Underlying Securities at Date of Grant	Expiration Date

Larry Bell	105,842	(1)	3.99%	$2.63	$2.63	Jan 5, 2011

Catherine McLeod-Seltzer	60,000		2.26%	$2.63	$2.63	Jan 5, 2011

Peter Nixon	60,000		2.26%	$2.63	$2.63	Jan 5, 2011

Anthony Petrina	60,000		2.26%	$2.63	$2.63	Jan 5, 2011

Christopher Pollard	60,000		2.26%	$2.63	$2.63	Jan 5, 2011

William Stanley	60,000		2.26%	$2.63	$2.63	Jan 5, 2011

(1) Includes 45,842 options granted in lieu of $50,000 director’s fees at an estimate fair value of $1.09 per option calculated using a Black-Scholes options pricing model

The following summarizes the total compensation paid to each director during 2006:

Name	Annual Retainer		Meeting Fees		Committee Fees		Chair Fees		Options Value	Total Compensation

Larry Bell(1)	$18,000	(3)	$9,600	(3)	$14,400	(3)	$8,000	(3)	$85,920	$135,920

Catherine McLeod-Seltzer	$18,000		$7,200		$9,600		Nil		$85,920	$120,720

Peter Nixon	$18,000		$7,200		$9,600		$5,000		$85,920	$125,720

Anthony Petrina(2)	$18,000		$8,400		$14,400		$17,000		$85,920	$143,720

Christopher Pollard	$18,000		$9,600		$9,600		Nil		$85,920	$123,120

William Stanley	$18,000		$9,600		$9,600		$5,000		$85,920	$128,120

(1)	Audit and Risk Management Committee Chair

(2)	Chairman of the Board

(3)	Paid through the issue of 45,842 options at an estimated fair value of $1.09 per option calculated using a Black-Scholes options pricing model

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))

Plan Category	(a)	(b)	(c)

Equity Compensation Plans Approved By Shareholders	3,549,559	$2.49	Nil

Equity Compensation Plans Not Approved By Shareholders	1,509,078	$3.08	N/A

Total:	5,058,637	$2.67	Nil

CORPORATE GOVERNANCE OF THE CORPORATION

General

The board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

The Corporation’s approach to corporate governance is the responsibility of the Corporate Governance and Nominating Committee, which is composed entirely of independent directors. In designing the Corporation’s approach to corporate governance, this committee has considered the corporate governance measures that are appropriate for a business of the size and stage of development of the Corporation and believes that the Corporation’s corporate governance practices are appropriate for the Corporation.

Composition and Independence of the Board of Directors

The board is currently comprised of eight (8) directors. All are independent, for the purposes of NI 58-101 with the exception of David Fennell, who is the Executive Vice-Chairman of the Corporation and provides services to the Corporation through his company, Laurentian Mountain Investments Ltd., and Anthony Walsh, who is the President and Chief Executive Officer of the Corporation.

Anthony Petrina, the Chair of the Board, is an independent director. As an independent Chair Mr. Petrina’s responsibilities include ensuring that the Board represents shareholders’ interests. The Board operates independently of management. Independent members of the Board met without management present at 4 regular quarterly Board meetings during 2006.

For each scheduled and special board meeting in 2006, all directors were in attendance either by telephone or in person, with the exception of the following:

Meeting Date	Absent

March 23
May 3
May 12	David Fennell, Catherine McLeod-Seltzer
June 26
July 5
August 8
October 5	Tony Petrina
November 9

Certain of the directors are also directors of other reporting issuers as follows:

Director Name		Other Reporting Issuer

	•	Hardwoods Distribution Income Fund
	•	International Forest Products Limited
Bell, Lawrence	•	Goldcorp Inc.
	•	Silver Wheaton Corp.
	•	Kimber Resources Inc.

	•	Northern Mining Explorations Ltd.
	•	New Sleeper Gold Corporation
	•	Major Drilling Group International Inc.
Fennell, David A.	•	Maximus Ventures Ltd.
	•	Palmarejo Silver & Gold Corporation
	•	Queensland Minerals Ltd.

	•	Bear Creek Mining Corporation
	•	Kinross Gold Corporation
	•	Pacific Rim Mining Corp.
McLeod-Seltzer, C.	•	Silver Standard Resources Inc.
	•	Stornoway Diamond Corporation
	•	Peru Copper Inc.

	•	Dundee Precious Metals Inc.
Nixon, Peter	•	Stornoway Diamond Corporation
	•	New Sleeper Gold Corporation

	•	Bear Creek Mining Corporation
Petrina, Anthony	•	Pacific Rim Mining Corp.

Pollard, Christopher	•	Staccato Gold Resources Ltd.

Stanley, William	•	Shore Gold Inc.

	•	Northern Mining Explorations Ltd.
Walsh, Anthony	•	AXMIN Inc.
	•	Stornoway Diamond Corporation
	•	Palmerejo Silver & Gold Corporation

Board Mandate

According to the Board Mandate, the Board is responsible for the stewardship and the general supervision of the management of the business of the Corporation and has final accountability for the Corporation and its employees. The Board shall act in the best interests of the Corporation and its shareholders and will discharge its responsibilities directly and through its committees. Each committee shall have its own mandate. The Board shall meet regularly, but not less than once quarter to review the business operations, corporate governance and financial results of the Corporation. Regularly scheduled meetings of the Board will also include meetings of the independent members of the Board without management being present. The primary functions of the Board are to:

•	Perform its duties and responsibilities in accordance with the laws of the jurisdiction of incorporation of the Corporation;

•	Oversee and monitor the performance of the Corporation in the contest of the long term interests of its shareholders;

•	Promote a culture of integrity; and

•	Together with management of the Corporation, develop a process for the timely and accurate disclosure of information which is material to the Corporation.

The Corporation does not have any requirement for directors to own a specific number of shares of Corporation as this is not a common requirement of mineral exploration companies comparable to the Corporation.

Position Descriptions

The Board has developed written position descriptions for the Board Chair, Committee Chairs and directors at large. Also, the Board, together with the CEO, has developed a written description for the CEO.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Corporation. Board meetings are mostly held at the Corporation’s facilities and are combined with tours and presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business. Board members are also encouraged, at the expense of the Corporation, to participate in activities that enhance their knowledge of the industry and their evolving experiences and roles as directors of the Corporation. In addition, management of the Corporation makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has adopted a written Code of Ethics by which it and all employees of the Corporation abide. All members of the Corporation are provided with a copy of the Code of Ethics which they are required to confirm in writing to have read and understood. A copy of the Code of Ethics is available on SEDAR at www.sedar.com. The Board monitors compliance with the Code of Ethics by regular reporting from the Corporation’s management. The Audit and Risk Management Committee (the “Audit Committee”) has established a “Whistleblower Policy” which provides that breaches of the Code of Ethics may be reported directly to the Chairman of the Audit Committee.

The Board requires all directors to disclose any activities or relationships which could have the potential for a conflict of interest. The Board encourages and provides an overall culture of ethical conduct. The Board’s practice is to nurture this culture of ethical behaviour by ensuring it conducts itself in a best practice manner. All directors and employees of the Corporation are fully aware that violations of the Code of Ethics will be addresses with disciplinary action and could result in dismissal.

Nomination of Directors

The full Board of the Corporation is responsible for determining the competencies, skills and personal qualities it should seek in a new Board member, in light of the opportunities and risks facing the Corporation. The Board reviews the size and qualifications of the Board and the composition of the Committees of the Board on an annual basis. The Corporate Governance and Nominating Committee, composed of four independent directors, is responsible for recommending prospective Board members to fill vacancies on the Board. The Corporate Governance and Nominating Committee identifies potential nominees through individuals known to members of the Board or recommended through individuals known to members of the Board.

Evaluation of Directors

The Corporate Governance and Nominating Committee annually conducts formal processes for evaluating and assessing individual director performance, the performance of Board committees, the performance of the Board as a whole and the performance of the Chairman of the Board. These processes are conducted by the Chairman of the Corporate Governance and Nominating Committee using detailed questionnaires submitted to each Board member. The results are compiled by the Chairman of the Corporate Governance and Nominating Committee and reported to the whole Board.

Compensation

The Human Resources Committee, which is composed entirely of independent directors, has general responsibility for developing the Corporation’s approach to director and officer compensation. Pursuant to its mandate, it is responsible for the following:

1.

Reviewing and recommending to the Board for approval the Corporation’s compensation philosophy, policies, plans and guidelines, including annual and ad hoc compensation plans (base pay, incentive plans and equity-based pay), employee benefits plans and executive perquisites;

2.

Reviewing and recommending to the Board for approval the annual CEO and senior executive goals and performance objectives and assess their performance against these objectives at each fiscal year end. In assessing the Corporation’s performance relative to shareholder return, the Committee is to consider the value of similar incentive awards to CEO’s and senior executives at comparable companies and the awards given to listed companies’ CEO’s over the prior several years;

3.	Reviewing proposals concerning incentive plans and equity compensation plans including stock option grant proposals for approval by the Board;

4.	Reviewing all material proposed actions with respect to Corporation pension plans for approval by the Board;

5.	Reviewing annual CEO and executive succession plans for approval by the Board; and

6.	Preparing an annual report to shareholders concerning executive compensation for inclusion in the Corporation’s annual Management Information Circular.

The Committee examines the compensation with reference to industry standards for companies of a similar size and nature. In its current review, the Committee agreed that in most respects, Board compensation was adequate.

Board Committees

In addition to the Audit and Risk Management Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee, the Corporation also has an Executive Committee which has been established to oversee corporate events that require a working group that reports to the Board (i.e. corporate transactions) and a Safety and Environmental Committee which is responsible to ensure that the Corporation establishes health, safety and environmental policies for its mining operations and to review their appropriateness on an ongoing basis and to report to the Board on a regular basis. From time to time, the Board may appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.

Majority Voting Policy

The Board of Directors has adopted a policy which provides that if there is an uncontested election of directors and any nominee receives a greater number of “withhold” votes than votes “for” his or her election, the Corporate Governance and Nominating Committee (the “Committee”) will undertake an evaluation of the appropriateness of the director’s continued service on the Board.

The Committee will consider all factors it deems relevant including, without limitation, the stated reasons why shareholders withheld votes for election from such director, the length of service and qualifications of such director, the director’s contributions to the Corporation and the availability of other qualified candidates for director.

The Committee’s evaluation will begin promptly following certification of the voting results and will be forwarded to the Board to permit the Board to act on it no later than 90 days following the date of the shareholders’ meeting. If the Board determines that remedial action is appropriate, the director shall promptly take whatever action is requested by the Board, including resignation from the Board of Directors. The Corporation will publicly disclose the Board’s decision, providing an explanation of the process by which the decision was reached and, if applicable, the reasons for not requesting the director’s resignation. Any director who is the subject of the evaluation described in this section will not participate in Committee or Board considerations of the appropriateness of his or her continued service.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers or their respective associates is or has been indebted to the Corporation or its subsidiaries since the beginning of the most recently completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, director or executive officer of a person or company that is itself an informed person (as defined in National Instrument 51-102 “Continuous Disclosure Obligations”) or subsidiary of the Corporation, person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding Common Shares or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since January 2006 that has materially affected or will materially affect the Corporation.

APPOINTMENT OF AUDITOR

The auditor of the Corporation is KPMG LLP, Chartered Accountants. KPMG LLP have been the auditors of the Corporation since January 5, 1994. Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation until the close of the next following annual general meeting of the shareholders of the Corporation or until their successor is appointed and authority is provided to the directors to fix the remuneration of the auditor.

AUDIT COMMITTEE

The Audit and Risk Management Committee of the Corporation consists of Larry Bell (Chair), Christopher Pollard, Peter Nixon and William Stanley. Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Corporation’s annual information form dated March 28, 2007 (the “AIF”) with respect to the fiscal year ended December 31, 2006. The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – Miramar Mining Corporation”. Management of the Corporation strongly encourages its shareholders to review the AIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the proposed amendments to the Corporation’s Stock Option Plan, in which executive officers and directors have an interest by virtue of their option holding or their eligibility to receive options under the plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendments to the Corporation’s Stock Option Plan

At the Meeting, shareholders will be asked to approve amendments to the Corporation’s Stock Option Plan to (i) change the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the Stock Option Plan from a fixed number to 10% of the number of Common Shares of the Corporation issued from time to time, and (ii) change the option period of an option granted under the Stock Option Plan to address the possibility that it may end during a restricted trading period. Shareholders will also be asked to ratify the granting of 4,546,578 options to purchase shares the Corporation has granted in the ordinary course of business in accordance with the Option Program in 2006 and 2007.

          Change of Maximum Number

The Corporation established the Stock Option Plan to provide for the grant incentive stock options from time to time to directors, employees, officers and consultants who perform substantial services to the Corporation and its subsidiaries. The shareholders of the Corporation adopted the Stock Option Plan on May 27, 1994 with a maximum of 5,400,000 Common Shares and approved an amendment to the Stock Option Plan on June 21, 1996 to increase the number of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan to 10,800,000 Common Shares (4.97% of the issued capital as of March 19, 2007). The number of Common Shares that may be issued pursuant to the exercise of options granted under the Stock Option Plan has not been increased since 1996. Options are granted in accordance with the Option Program established by the Human Resources Committee detailed above under the heading “Human Resources Committee Report on Executive Compensation – Stock Option Plan”.

As at March 19, 2007, the Corporation had outstanding options to purchase 7,638,872 Common Shares (3.51% of current issued capital) in accordance with its Option Program. There are currently 3,092,294 Common Shares that may be issued upon the exercise of stock options. The Corporation has granted options in the ordinary course of business in accordance with the Option Program in 2006 and 2007, however, as the Stock Option Plan maximum has been reached, options to purchase 4,546,578 Common Shares may not be exercised until the shareholders have ratified the over-grant of these options. The options to purchase 4,546,578 Common Shares granted subject to shareholder approval are as follows:

Number	Exercise Price	Granted

27,078	$3.34	January 5, 2004
728,000	$2.63	January 5, 2006
340,000	$2.72	February 21, 2006
285,000	$3.52	March 7, 2006
9,000	$4.70	September 5, 2006
120,000	$5.63	November 1, 2006
2,637,500	$4.87	January 5, 2007
400,000	$5.31	January 26, 2007

The exercise price in each case was determined at the market price of the Common Shares on the Toronto Stock Exchange at the time of grant.

At the Meeting, shareholders will also be asked to approve an amendment to the Stock Option Plan to increase the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the Stock Option Plan to 10% of the number of Common Shares issued and outstanding from time to time. If the amendment is approved, under the policies of the Toronto Stock Exchange, every three years all unallocated options under the Stock Option Plan are required to be approved by a majority of the Corporation’s directors and by an ordinary resolution of its shareholders.

Retaining and attracting qualified people in the mining industry has become very difficult in the current competitive environment. Stock options are a critical form of compensation that is necessary to reward directors, executives, employees and consultants for current performance and expected future performance in addition to attracting individuals with experience and ability. The Corporation has no plans to change the Option

Program. However, the Corporation expects to increase significantly its employee base as it moves towards production and the increase in the number of options which may be granted under the Stock Option Plan will allow the Corporation to grant options to new and existing employees.

          Change of Expiry Date

From time to time the Corporation may impose a restriction on trading securities of the Corporation by its employees, officers and directors in accordance with the Corporation’s Disclosure Policy. This may occur at times which cannot be predicted, such as when management of the Corporation believes that there is material information about the Corporation which has not been publicly disclosed. The Canadian securities regulators are increasingly taking the position that the exercise of an option during a period of restricted trading could be a breach of securities legislation. As a result, if an option expires during a restricted trading period, the holder will be prevented from exercising the option and be forced to allow the option to expire unexercised.

The Corporation believes that it is unfair to the option holder who, in virtually all cases, will have no control over the timing of when a restricted trading period commences or terminates. In accordance with guidance provided by the Toronto Stock Exchange to deal with these situations, the Corporation proposes to amend the Stock Option Plan to change the expiry date of options granted and to be granted under the Stock Option Plan to the later of the fixed expiration date and the date which falls 10 days following the end of a restricted trading period.

          Resolution

The proposed amendments to the Stock Option Plan have been recommended for approval by the Human Resources Committee and the Board of Directors. Management believes that the proposed amendments to the Stock Option Plan are in the Corporation’s best interest because they will assist the Corporation in attracting and retaining qualified people to the Corporation.

In accordance with the rules and policies of the Toronto Stock Exchange, the proposed amendments to the Stock Option Plan and the over-grant of 4,546,578 options must be approved by the shareholders of the Corporation. Accordingly, at the Meeting, shareholders will be asked to pass the following ordinary resolution:

          “RESOLVED that

1.	the following amendments to the Corporation’s Incentive Stock Option Plan (the “Stock Option Plan”) be ratified and approved:

(a)

the increase in the maximum number of Common Shares issuable upon exercise of stock options granted under the Stock Option Plan to 10% of the issued and outstanding Common Shares from time to time; and

(b)

the change in the expiry date of options granted and to be granted under the Stock Option Plan to the later of the fixed expiration date and the date which falls 10 days following the end of a restricted trading period.

2.	the over-grant of stock options to purchase 4,546,578 Common Shares, as described in the Management Proxy Circular, be ratified and approved; and

3.

the directors and officers of the Corporation be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

An ordinary resolution requires the favourable vote of the shareholders of the Corporation in general meetings by a simple majority of the votes cast in person or by proxy.

The Corporation engaged an independent consultant to review the Corporation’s stock based compensation practices, including whether the proposed increase in the maximum number of Common Shares that may be issued upon exercise of stock options granted under the Corporation’s Stock Option Plan was consistent with the stock option plans of companies considered to be comparable in size and stage of development as the Corporation. Based on their own analysis combined with data provided by the independent consultant, the

Human Resources Committee believes that the proposed increase of the Stock Option Plan is within industry standards for companies comparable to the Corporation and the Board of Directors recommends that shareholders vote in favour of the amendment to the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may also be retrieved from SEDAR as www.sedar.com. A copy of the financial statements of the Corporation for the most recently completed financial year and management’s discussion and analysis (“MD&A”) may be obtained upon written request from the Secretary of the Corporation to #300 - 889 Harbourside Drive, North Vancouver, British Columbia Canada, V7P 3S1. The Corporation may require the payment of a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Corporation. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

          Shareholder Meeting Quorum Requirement

The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Corporation is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

          Proxy Delivery Requirement

AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada. In addition, the Corporation may from time-to-time seek relief under from AMEX requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law, in which case, the Corporation shall make the disclosure of such transactions available on the Corporation’s website at www.miramarmining.com. Information contained on the Corporation’s website is not part of this Proxy Circular.

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIRAMAR MINING CORPORATION (the “Company”)

TO BE HELD IN THE SHUSWAP ROOM OF THE FOUR SEASONS HOTEL,
791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA,
CANADA ON TUESDAY, MAY 8, 2007
AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, ANTHONY WALSH, President, Chief Executive Officer and a Director of the Company, or failing this person, ANTHONY PETRINA, Chairman of the Board and a Director of the Company, or in the place of the foregoing,_______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Information Circular)

		For	Against	Withhold
1.	To elect as Director, LAWRENCE BELL		N/A
2.	To elect as Director, DAVID FENNELL		N/A
3.	To elect as Director, CATHERINE McLEOD-SELTZER		N/A
4.	To elect as Director, PETER NIXON		N/A
5.	To elect as Director, ANTHONY J. PETRINA		N/A
6.	To elect as Director, CHRISTOPHER J. POLLARD		N/A
7.	To elect as Director, WILLIAM STANLEY		N/A
8.	To elect as Director, ANTHONY WALSH		N/A
9.	Appointment of KPMG LLP, Chartered Accountants as auditors of the Company and authorization of the Directors to fix the Auditor’s remuneration		N/A
10.	To pass the ordinary resolution approving amendments to the Corporation’s stock option plan, and the grant of options pursuant to such plan, as set out in the Management Information Circular.			N/A

SECURITYHOLDER SIGN HERE: ___________________

DATE SIGNED: _________________
THIS FORM MUST BE SIGNED AND DATED ABOVE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)          appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote on the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)          appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll on a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than 10:00AM, Vancouver time, on May 6, 2007 or in the case of an adjournment of the Meeting, not later than 10:00AM, Vancouver time, on the second business day prior to the day of the reconvened Meeting.

The mailing address of Pacific Corporate Trust Company is 2nd floor, 510 Burrard Street Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://webvote.pctc.com

INSTRUCTIONS FOR PREPARATION OF VOTING INSTRUCTION FORMS

This sample Voting Instruction Form is provided for informational purposes for direct mailings to Non-Objecting Beneficial Owners (“NOBOs”). It is the issuer’s responsibility to ensure that their Voting Instruction Form for NOBOs contains the information required by applicable regulations and securities laws and that it matches the proxy for wording and numbering of resolutions. Pacific Corporate Trust Company will not accept responsibility for any deficiencies in the wording or content of this sample Voting Instruction Form.

1.

Once you have selected and downloaded this document from our website, you will be viewing it with your web browser. In order to open the document in MS WORD, select “File” and “Save As”. Save the file with the name of your choice in the location of your choice. Then reopen the document using MS WORD.

2.

Because of the landscape format of the VIF, page 1 of the form (currently page 2 of this document) has been set up as two columns with a column break inserted above the address box on the left. Click on “VIEW” and select “PRINT LAYOUT” to view the VIF in column format. To view all of the formatting codes within the VIF on the screen, click on ¶ on the main toolbar. Note that you can select “File” and “Print Preview” at any time to see how your document will look once it is printed.

3.

This document is currently protected from making changes, except for the meeting information form fields at the top left on page 1 of the form (type of meeting, issuer name, date, time and location) and the CSR’s name on page 2. To customize each of these form fields now, use the TAB key or your mouse to move between them and enter the information specific to the applicable meeting.

4.

Now unprotect the document to make any remaining changes and to customize the resolutions table for this meeting. To do this, select “TOOLS” and “UNPROTECT DOCUMENT”. BC Companies using this proxy for an Annual meeting may combine resolution numbers 2 and 3. IMPORTANT: The remaining wording on the left side of this form and the reverse of the form is standard and should not be changed. Also, the address box on the front page, at the bottom left side must remain in this exact position and at this exact size. This box is used by the mailing house to print the NOBO’s name, address, financial institution and electronic voting codes directly onto the form, so that it will be visible when inserted into a 9” x 12” window envelope along with the accompanying meeting materials. If you need to make extensive changes to the form, please ensure that this required box is not deleted, moved or resized.

5.

The Resolutions have been prepared in a TABLE FORMAT and inserted into the right column. Please leave them in TABLE FORMAT as it allows for smooth and unaltered conversion into PDF format prior to SEDAR filing. Automatic Paragraph Numbering (“FORMAT”, then “BULLETS AND NUMBERING”) has also been used so if you wish to amend a resolution, go to the text of the resolution and make your changes. If you wish to insert an entirely new resolution using the mouse, place the cursor at the beginning of the row below which you wish to insert a new resolution, click on “TABLE”, select “INSERT” and then “ROWS BELOW”. The new row will be automatically numbered with the next consecutive number, and the existing rows being automatically re-numbered. You may then type in your new resolution.

6.	“N/A” must be inserted in either the “Against” or “Withhold” column, whichever option is not allowed for the applicable resolution.

7.	Delete any unneeded sample resolutions left on the VIF. If there are more than 22 resolutions for this meeting, add new resolutions after #22 by hitting the TAB key from the WITHHOLD column of #22.

8.

PAGE 2 of this VIF is also set up in LANDSCAPE, but without columns. The wording is standard and should not be changed except for the voting methods, at the bottom of this page if necessary (e.g., the Telephone and Internet voting methods should be deleted if security holders are not being given these options).

9.	Print and delete this instruction page before printing your VIFs.

10.	Save your changes when you are satisfied with them.

11.	Print your Voting Instruction Forms double-sided and on BLUE PAPER to distinguish them from the proxies for the registered securityholders.

Request for Voting Instructions (“VIF”)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MIRAMAR MINING CORPORATION TO BE HELD AT THE FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON Tuesday, MAY 8, 2007, AT 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: _____________

DATE SIGNED:______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

          SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

		For	Against	Withhold
1.	To elect as Director, LAWRENCE BELL		N/A
2.	To elect as Director, DAVID FENNELL		N/A
3.	To elect as Director, CATHERINE McLEOD-SELTZER		N/A
4.	To elect as Director, PETER NIXON		N/A
5.	To elect as Director, ANTHONY J. PETRINA		N/A
6.	To elect as Director, CHRISTOPHER J. POLLARD		N/A
7.	To elect as Director, WILLIAM STANLEY		N/A
8.	To elect as Director, ANTHONY WALSH		N/A
9.	Appointment of KPMG LLP, Chartered Accountants as auditors of the Company and authorization of the Directors to fix the Auditor’s remuneration		N/A
10.	To pass the ordinary resolution approving amendments to the Corporation’s stock option plan as set out in the Management Information Circular.			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:
A)	VOTE IN PERSON AT THE MEETING or

B)	APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ___________

SECURITYHOLDER SIGN HERE: ___________________________________________________

DATE SIGNED: ___________________________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Yasmin Juma at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1.	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

2.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

3.	This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

4.	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

5.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

6.

If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

7.	To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

Miramar Mining Corporation

Please select one or both of the following options:	Annual Financial Statements & MD & A
Quarterly Financial Statements & MD & A

Name:

Address:
Street Name & Number Apt. or Suite

City Prov or State Country Postal or Zip Code

Email Address:	Preferred Method of Communication:	Email:	or Mail:

*Signature:	Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.